NATIONAL RESEARCH
Corporation

2008 Annual Report | Proxy Statement

COMPANY PROFILE

National Research Corporation, headquartered in Lincoln, Nebraska, is dedicated to improving healthcare in the United States and Canada, and does so through hundreds of committed associates engaged in various aspects of our business:

NRC Picker
The expert in patient-centered care, enabling healthcare organizations to improve the most important aspects of the patient experience.

NRC Payer Solutions
The standard in predictive health risk assessment and information for proactive management of consumers' health.

NRC Healthcare Market Guide
The indispensable resource for consumers' healthcare preferences and needs.

The Governance Institute
The authoritative source for effective hospital and health systems governance.

ANNUAL REPORT

The annual meeting of shareholders will be held on May 2, 2008, at 9:00 a.m. (local time) at the Company's corporate offices, 1245 Q Street, Lincoln, Nebraska 68508.

TO OUR SHAREHOLDERS:

Past letters have largely highlighted achievements of various National Research Corporation associates, profiles of clients we serve, our operating performance as a Company, and the trends within the healthcare industry. I dedicate this letter to our shareholders. Our shareholders include associates that work at NRC, our neighbors, and individuals across this and other countries. Shareholders also include large and small investment funds and institutions behind which is another person, just like our associates and neighbors, making investment decisions in which NRC is just one of thousands of alternatives.

Not unlike the trust that someone would place in you to handle their life savings, I feel we, as an organization, have a special obligation to our shareholders to do the right things the right way all the time. Unlike many companies in today's world, where doing what's right seems difficult, I actually see it as effortless because NRC management are fellow shareholders, different only in that we are a little closer to the front line. This ensures, I believe, all major decisions are being made by people in your shoes, fellow shareholders that personally live with the decisions being made.

It amazes me when company leaders who hold minimal or no stock in their company often suggest that such company has a bright future, is undervalued, and/or go to great lengths to showcase it as an attractive investment. If such were the case, why are their personal funds invested elsewhere? Rest assured, NRC management's personal net worth is all about NRC stock. While this fact does not suggest we have a corner on making all the right business decisions, it does keep us shareholder-focused. As an example of our shareholder basis, I've outlined our stance on a few topics that have been in the news.

Stock Options—We use stock options, however sparingly, with a stated goal of aligning incentives of key leaders with all shareholders through equity ownership and not as an execute and sell means to garner higher annual compensation. We also, far before backdating made headlines, established a fixed date on which our annual option grants would be awarded each year. We have no crystal ball to suggest January 5 is to anyone's advantage or disadvantage over the next 20 years, but that is the date.

Share Repurchases—Our share repurchase program is limited to offsetting options granted which, if gone unchecked, would create dilution to current shareholders. We do not repurchase shares when we believe the Company is undervalued, or stop repurchasing if perception is one of overvalue. In fact, we don't even waste our time asking the question. Consequently, no one should look at our share repurchasing as any signal to the market. After all, it is only shareholders via the market that have the right to deem what is an appropriate value.

Dividends—We will return to shareholders, via dividends, cash in excess of what is needed to grow in a prudent fashion. After all, it is your money—the shareholders—not management's. Some organizations seem to forget this point. That said, while we will never view a cash surplus as the opportunity to bet on a long shot, we as well would never hesitate to stop a dividend if the cash was for a sure bet.

Golden Parachutes—We will not provide management with preferential guarantees such as golden parachutes or the like. We keep management's compensation short on salaries and long on performance incentives, as it should be. If things go south, we all go south together.

In closing, NRC has likely not been your best investment, but I hope we have been far from your worst. Looking back over the last 10 calendar years, from the start of 1998 through the end of 2007, NRC stock has realized a 16% compounded growth during that decade, compared to the NASDAQ composite of 5% and the Russell 2000 at 7%. Selection of any other date ranges or comparisons will showcase a different picture, some better and some far worse. How we will perform over the next decade, I do not know. I do know we will remain shareholder-focused.

Received SEC
APR 04 2008
Washington, DC 20549

Best personal regards,

Michael D. Hays
Chief Executive Officer
and Fellow Shareholder

NATIONAL RESEARCH CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 2, 2008

To the Shareholders of
National Research Corporation:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of National Research Corporation will be held on Friday, May 2, 2008, at 9:00 A.M., local time, at our corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, for the following purposes:

1. To elect three directors to hold office until the 2011 Annual Meeting of Shareholders and until their successors are duly elected and qualified.

2. To consider and act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on March 14, 2008, has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

A proxy for the meeting and a proxy statement are enclosed herewith.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

Lincoln, Nebraska
April 4, 2008

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

NATIONAL RESEARCH CORPORATION

1245 Q Street
Lincoln, Nebraska 68508

PROXY STATEMENT
For
ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 2, 2008

This proxy statement is being furnished to shareholders by the Board of Directors (the "Board") of National Research Corporation (the "Company") beginning on or about April 4, 2008, in connection with a solicitation of proxies by the Board for use at the Annual Meeting of Shareholders to be held on Friday, May 2, 2008, at 9:00 A.M., local time, at the Company's corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting.

A proxy, in the enclosed form, which is properly executed, duly returned to the Company and not revoked, will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted FOR the three persons nominated for election as directors referred to herein and on such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy. Other than the election of three directors, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of the Company's common stock, $.001 par value per share (the "Common Stock"), at the close of business on March 14, 2008, are entitled to vote at the Annual Meeting. On that date, the Company had outstanding and entitled to vote 6,743,081 shares of Common Stock, each of which is entitled to one vote per share.

ELECTION OF DIRECTORS

The Company's By-Laws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, the shareholders will elect three directors to hold office until the 2011 Annual Meeting of Shareholders and until their successors are duly elected and qualified. Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as directors of the three persons named as nominees herein. The Board has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected. However, in the event that any nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board. Each director will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the directors. Votes will be tabulated by an inspector of elections appointed by the Board.

The following sets forth certain information, as of March 15, 2008, about the Board's nominees for election at the Annual Meeting and each director of the Company whose term will continue after the Annual Meeting.

Nominees for Election at the Annual Meeting

Terms expiring at the 2011 Annual Meeting

Joseph W. Carmichael, age 44, has served as President of the Company since August 2004. Prior to August 2004, Mr. Carmichael held various positions with the Company since April 1983, most recently as Senior Vice President from May 2002 to August 2004.

JoAnn M. Martin, 53, has served as a director of the Company since June 2001. Ms. Martin was elected President and Chief Executive Officer of Ameritas Life Insurance Corp., an insurance and financial services company, in July 2005. From April 2003 to July 2005, she served Ameritas Life Insurance Corp. as President and Chief Operating Officer. Prior thereto, Ms. Martin served as Senior Vice President and Chief Financial Officer of Ameritas for more than the last five years. Ms. Martin also has served as Executive Vice President and Chief Financial Officer of Ameritas Holding Company and UNIFI Mutual Holding Company (previously named Ameritas Acacia Mutual Holding Company) for more than the last five years. Ms. Martin has served as an officer of Ameritas and/or its affiliates since 1988. Ms. Martin is also a director of Ameritas Life Insurance Corp. Separate Account LLVL, Ameritas Life Insurance Corp. Separate Account LLVA, Calvert Asset Management Company, the Saint Elizabeth Regional Medical Center, the Lincoln Chamber of Commerce, Nebraska Wesleyan University and the Omaha Branch of the Federal Reserve Bank of Kansas City.

Paul C. Schorr III, 71, has served as a director of the Company since February 1998. Mr. Schorr has been the President and Chief Executive Officer of ComCor Holding Inc., an electrical contractor specializing in construction consulting services, since 1987. Mr. Schorr is also a director of Western Sizzlin Corp. and Ameritas Life Insurance Corp.

THE BOARD RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE "FOR" SUCH NOMINEES. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" SUCH NOMINEES.

Directors Continuing in Office

Terms expiring at the 2009 Annual Meeting

Michael D. Hays, 53, has served as Chief Executive Officer and as a director since he founded the Company in 1981. From 1981 to 2004, he also served as the Company's President. Prior to founding the Company, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

John N. Nunnelly, 55, has served as a director of the Company since December 1997. Mr. Nunnelly has been a Vice President of Strategic Planning at McKesson Corporation, a leader in the healthcare information industry, since April 2005. Mr. Nunnelly has served in various other positions during his 24 year tenure with McKesson, including Group President of Resource Management and Home Health Solutions, Vice President and General Manager of the Amherst Product Group and Vice President of Sales-Decision Support. Mr. Nunnelly also serves as an adjunct professor at the University of Massachusetts, teaching information technology in the School of Nursing.

Terms expiring at the 2010 Annual Meeting

Patrick E. Beans, 50, has served as Vice President, Treasurer, Chief Financial Officer and Secretary and a director of the Company since 1997, and as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

Gail L. Warden, 69, has served as a director of the Company since January 2005. Mr. Warden is currently President Emeritus of Detroit-based Henry Ford Health System, where he served as President and Chief Executive Officer from 1988 until 2003. Prior to this role, Mr. Warden served as President and Chief Executive Officer of Group Health Cooperative of Puget Sound, as well as Executive Vice President of the American Hospital Association. Mr. Warden serves as Chairman to several national healthcare committees and as a board member to many other healthcare related committees and institutions.

CORPORATE GOVERNANCE

Independent Directors and Annual Meeting Attendance

Of the seven directors currently serving on the Board of Directors, the Board has determined that JoAnn M. Martin, John N. Nunnelly, Paul C. Schorr III and Gail L. Warden are "independent directors" as that term is defined in the listing standards of The NASDAQ Stock Market.

Directors are expected to attend the Company's annual meeting of shareholders each year. All seven of the directors attended the Company's 2007 Annual Meeting.

Committees

The Board held four meetings in 2007. During 2007, each director attended all of the meetings of the Board for which he or she was a director in 2007 and at least 96% of the total number of meetings held by all committees of the Board on which such director served during the period that the director so served during 2007.

The Board has a standing Audit Committee, Compensation Committee and Nominating Committee. Each of these committees has the responsibilities set forth in formal written charters adopted by the Board. The Company makes available on its website located at www.nationalresearch.com copies of each of these charters free of charge.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company. The Audit Committee presently consists of Paul C. Schorr III (Chairperson), JoAnn M. Martin, John N. Nunnelly and Gail L. Warden, each of whom meets the independence standards of the Nasdaq Stock Market and the Securities and Exchange Commission for audit committee members. The Board has determined that JoAnn M. Martin qualifies as an "audit committee financial expert," as that term is defined by the Securities and Exchange Commission, because she has the requisite attributes through, among other things, education and experience as a president, chief financial officer and certified public accountant. The Audit Committee held six meetings in 2007.

The Compensation Committee reviews and recommends to the Board the compensation structure for the Company's directors, officers and other managerial personnel, including salary rates and participation in equity and non-equity incentive compensation plans, and administers the National Research Corporation 2006 Equity Incentive Plan (the "2006 Equity Incentive Plan"), the National Research Corporation 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan"), the National Research Corporation 1997 Equity Incentive Plan, under which no additional awards may be granted, the National Research Corporation 2004 Director Stock Plan (the "2004 Director Plan") and the National Research Corporation Director Stock Plan, under which no additional awards may be granted. John N. Nunnelly (Chairperson), JoAnn M. Martin, Paul C. Schorr III and Gail L. Warden are the current members of the Compensation Committee. The Compensation Committee held five meetings in 2007.

The Nominating Committee consists of JoAnn M. Martin (Chairperson), John N. Nunnelly, Paul C. Schorr III and Gail L. Warden, each of whom meets the independence standards of The NASDAQ Stock Market for nominating committee members. The Nominating Committee's primary functions are to: (1) recommend persons to be selected by the Board as nominees for election as directors and (2) recommend persons to be elected to fill any vacancies on the Board. The Nominating Committee held one meeting in 2007.

Nominations of Directors

The Nominating Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Nominating Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee. The Company's By-laws also set forth certain requirements for shareholders wishing to nominate director candidates directly for consideration by the shareholders. With respect to an election of directors to be held at an annual meeting, a shareholder must, among other things, give notice of an intent to make such a nomination to the Secretary of the Company not less than 60 days or more than 90 days prior to the second Wednesday in the month of April.

In identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company. The Nominating Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the Nominating Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. In addition, the Board and the Nominating Committee believe that the following specific qualities and skills are necessary for all directors to possess:

- A director must display high personal and professional ethics, integrity and values.
- A director must have the ability to exercise sound business judgment.
- A director must be accomplished in his or her respective field, with broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.
- A director must have relevant expertise and experience, and be able to offer advice and guidance based on that expertise and experience.

- A director must be independent of any particular constituency, be able to represent all shareholders of the Company and be committed to enhancing long-term shareholder value.

- A director must have sufficient time available to devote to activities of the Board of Directors and to enhance his or her knowledge of the Company's business.

The Board also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one independent director must have the requisite experience and expertise to be designated as an "audit committee financial expert," as defined by applicable rules of the Securities and Exchange Commission, and have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, as required by the rules of NASDAQ.

- One or more of the directors generally must be active or former executive officers of public or private companies or leaders of major complex organizations, including commercial, scientific, government, educational and other similar institutions.

- Directors must be selected so that the Board is a diverse body.

Transactions with Related Persons

Except as disclosed in this section, we had no transactions during 2007, and none are currently proposed, in which we were a participant and in which any related person had a direct or indirect material interest. Our Board has adopted policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- A "related person" means any of our directors, executive officers or nominees for director or any of their immediate family members; and

- A "related person transaction" generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are to be a participant and the amount involved exceeds $120,000, and in which a related person had or will have a direct or indirect material interest.

Each of our executive officers, directors or nominees for director is required to disclose to the Audit Committee certain information relating to related person transactions for review, approval or ratification by the Audit Committee. Disclosure to the Audit Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction. The Audit Committee's decision whether or not to approve or ratify a related person transaction is to be made in light of the Audit Committee's determination that consummation of the transaction is not or was not contrary to our best interests. Any related person transaction must be disclosed to the full Board of Directors.

Mr. Warden serves as a director of the Picker Institute. During 2003 and 2004, the Company advanced to the Picker Institute $600,000 to fund designated research projects which, as of the date of this proxy statement, $428,464 has been spent and the remaining amount of $171,536 is expected to be spent during 2008. In addition, the Company is a party to a support services agreement with the Picker Institute under which the Company conducts the annual NRC Picker Symposium. Under the support services agreement, the Picker Institute receives a portion of the gross receipts of each symposium, which amounted to $15,298 in 2007.

Communications with the Board of Directors

Shareholders may communicate with the Board by writing to National Research Corporation, Board of Directors (or, at the shareholder's option, to a specific director), c/o Patrick E. Beans, Secretary, 1245 Q Street, Lincoln, Nebraska 68508. The Secretary will ensure that the communication is delivered to the Board or the specified director, as the case may be.

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter, the Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2007 Annual Report on Form 10-K with the Company's management and independent registered public accounting firm. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended. In addition, the Company's independent registered public accounting firm provided to the Audit Committee the written disclosures required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee discussed with the independent registered public accounting firm the firm's independence. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm on a case-by-case basis. The Audit Committee has considered whether the provision of the services relating to the *Audit-Related Fees*, *Tax Fees* and *All Other Fees* set forth in "Miscellaneous – Independent Registered Public Accounting Firm" was compatible with maintaining the independence of the independent registered public accounting firm and determined that such services did not adversely affect the independence of the firm.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the SEC.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

AUDIT COMMITTEE

Paul C. Schorr III, Chairperson
JoAnn M. Martin
John N. Nunnelly
Gail L. Warden

PRINCIPAL SHAREHOLDERS

Management and Directors

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 10, 2008, by: (1) each director and director nominee; (2) each of the executive officers named in the Summary Compensation Table set forth below; and (3) all of the directors, director nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. As of March 10, 2008, there were 6,743,081 shares of Common Stock outstanding.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Michael D. Hays[(1)]	4,872,247[(2)]	72.3%
Patrick E. Beans	88,113[(3)]	1.3%
Paul C. Schorr III	37,400[(4)]	*
JoAnn M. Martin	52,500[(4)]	*
Joseph W. Carmichael	42,111[(5)]	*
Gail L. Warden	36,000[(4)]	*
John N. Nunnelly	31,800[(4)]	*
Jona S. Raasch	0	*
All directors, nominees and executive officers as a group (eight persons)	5,160,171	76.5%

* Denotes less than 1%.

(1) The address of Mr. Hays is 1245 Q Street, Lincoln, Nebraska 68508.

(2) Includes 1,200,000 shares pledged as security.

(3) Includes 1,500 shares held by Mr. Beans as custodian for his minor children and 50,180 shares owned by eight trusts for which Mr. Beans is the sole trustee.

(4) Includes shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 15, 2008, as follows: Ms. Martin, 50,000 shares; Mr. Schorr, 24,000 shares; Mr. Nunnelly, 24,000 shares; Mr. Warden, 36,000 shares; and all directors, nominees and executive officers as a group, 146,000 shares.

(5) Includes 11 shares held by Mr. Carmichael as a result of his membership in an investment club.

Other Beneficial Owners

The following table sets forth certain information regarding beneficial ownership by the only other persons known to the Company to own more than 5% of the outstanding Common Stock. The beneficial ownership information set forth below has been reported in filings made by the beneficial owners with the Securities and Exchange Commission.

	Amount and Nature of Beneficial Ownership					
	Voting Power		Investment Power			
Name and Address of Beneficial Owner	Sole	Shared	Sole	Shared	Aggregate	Percent of Class
Burnham Asset Management Corporation[1] 1325 Avenue of the Americas New York, NY 10019	-0-	-0-	-0-	350,000	350,000	5.2%

---

[1] Represents a joint filing by Burnham Asset Management Corporation and Burnham Securities Inc.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis relates to the compensation of the individuals named in the Summary Compensation Table, a group we refer to as our "named executive officers." In this discussion, the terms "we," "our," "us" or similar terms refer to the Company.

Overview of Executive Compensation Philosophy

We recognize the importance of maintaining sound principles for the development and administration of our executive compensation and benefit programs. Specifically, we design our executive compensation and benefit programs to advance the following core principles:

- We strive to compensate our executive officers at competitive levels to ensure that we attract and retain a highly competent, committed management team.
- We provide our executive officers with the opportunity to earn competitive pay as measured against comparable companies.
- We link our executive officers' compensation, particularly annual cash bonuses, to established Company financial performance goals.

We believe that a focus on these principles will benefit us and, ultimately, our shareholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

Role of the Compensation Committee

The Board appoints the Compensation Committee, which consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of the Securities Exchange Act of 1934. The following individuals are members of the Compensation Committee:

- John N. Nunnelly (Chairperson)
- JoAnn M. Martin
- Paul C. Schorr III
- Gail L. Warden

The Compensation Committee determines compensation programs for our executive officers, reviews management's recommendations as to the compensation to be paid to other key personnel and administers our equity-based compensation plans.

The Compensation Committee periodically reviews and determines our compensation and benefit programs, with the objective of ensuring the executive compensation and benefits programs are consistent with our compensation philosophy. At the time of such reviews, our management has engaged a nationally recognized compensation consultant.

For our review of our compensation and benefit programs in 2007, our management engaged Buck Consultants, a nationally recognized compensation consultant. Our management instructed Buck

Consultants to benchmark the base salary, total cash compensation and total direct compensation that we offer our named executive officers. Buck Consultants worked with our management to update the group of companies that we had used during our last major review of our compensation and benefit programs in 2003 to ensure that the companies included in the group have revenue that is comparable to ours and a similar industry and market focus. Buck Consultants and our management selected companies based on one or more of the following characteristics:

- A Global Industry Classification Standard code the same or similar to ours;
- A business model similar to ours;
- Stable financial performance over recent periods;
- Annual revenues approximating $20 million to $150 million;
- Directly competitive with us, regardless of revenue comparability.

The companies selected for our review of compensation in 2007 were the following:

- Opinion Research Corporation
- The Advisory Board Company
- Forrester Research, Inc.
- Greenfield Online, Inc.
- Phase Forward Incorporated
- Landauer, Inc.
- NetRatings, Inc.
- Keynote Systems, Inc.
- Vitria Technology, Inc.
- BrandPartners Group Inc.
- Guideline, Inc.
- Netsmart Technologies Inc.
- Mediware Information Systems, Inc.
- Rainmaker Systems, Inc.
- The Management Network Group, Inc.
- HealthStream, Inc.
- Insightful Corporation
- Health Grades, Inc.

We refer to these companies as "comparable companies." In determining compensation levels for our named executive officers in 2007, our Compensation Committee reviewed the comparable company data to the extent the data reflected positions similar to those held by our named executive officers. Our Compensation Committee considered these data and other information provided by Buck Consultants to assess our competitive position with respect to the following components of compensation:

- Base salary;
- Annual cash incentive compensation; and
- Long-term equity incentive compensation.

The objective of the Compensation Committee is to establish base salary at a competitive level compared with comparable companies to attract and retain highly-qualified executive officers. We consider base salary to be at a "competitive level" if it is within 20% above or below the median level paid by comparable companies to similarly situated executives. The Compensation Committee also considers individual performance, level of responsibility, skills and experience, and internal comparisons among executive officers in determining base salary levels. Based on this comparable information and other information, the Compensation Committee resets executive salary levels at the time of each significant compensation review, which levels are then generally adjusted only to reflect changes in responsibilities or comparable company data.

The Compensation Committee administers our annual cash incentive program and long-term equity incentive plans, and approves all awards made under the program and plans. For annual and long-term incentives, the Compensation Committee considers internal comparisons and other existing compensation awards or arrangements in making compensation decisions and recommendations. In its decision-making process, the Compensation Committee receives and considers the recommendations of our Chief Executive Officer as to executive compensation programs for all of the other officers. The Compensation Committee makes its decisions regarding general program adjustments to future base salaries, annual incentives and long-term incentives concurrently with its assessment of the executive officers' performance. Adjustments generally become effective in January of each year.

In fulfilling its objectives as described above, the Compensation Committee took the following steps in 2007:

- Considered the comparative company data provided by Buck Consultants;
- Reviewed the performance of our Chief Executive Officer and determined his total compensation;
- Reviewed the performance of our other executive officers and other key associates (i.e., employees) with assistance from our Chief Executive Officer; and
- Determined total compensation for our named executive officers based on the 2007 compensation review, recommendations by our Chief Executive Officer (as to the other officers) and changes in officer responsibilities.

Total Compensation

We intend to continue our strategy of compensating our executive officers at competitive levels through programs that emphasize performance-based incentive compensation in the form of cash and equity-based awards. To that end, we have structured total executive compensation to ensure that there is an appropriate balance between a focus on our long-term versus short-term performance. We believe that the total compensation paid or awarded to the executive officers during 2007 was consistent with our financial performance and the individual performance of each of our executive officers. We also believe that this total compensation was reasonable in its totality and is consistent with our compensation philosophies described above.

CEO Compensation

The Compensation Committee reviews annually the salary and total compensation levels of Michael D. Hays, our Chief Executive Officer. Based on the comparative company data that Buck Consultants provided as part of our compensation review completed in 2007, Mr. Hays' salary and overall compensation are significantly below the median level paid to chief executive officers of comparable companies. Due to Mr. Hays' large holding of our stock and his desire to materially align his compensation with the interests of our other shareholders, he requested that his base salary and targeted overall compensation remain unchanged. The Compensation Committee has not proposed an increase in his salary or overall compensation since 2005.

Elements of Compensation

Base Salary

The objective of the Compensation Committee is to establish base salary at a competitive level compared with comparable companies, with the exception of Mr. Hays' salary as noted above. The Compensation Committee also considers individual performance, level of responsibility, skills and experience, and internal comparisons among executive officers in determining base salary levels. Within the framework of offering competitive base salaries, we attempt to minimize base salary increases in order to limit our exposure if we do not meet performance targets under our incentive compensation program. Based on comparable company information and the other factors noted above, the Compensation Committee resets executive salary levels at the time of each significant compensation review, which are then generally adjusted only to reflect changes in responsibilities. For 2007, the annual base salaries of our named executives did not change, except that Patrick E. Beans' base salary increased 16.5% beginning on May 6, 2007. The Compensation Committee increased Mr. Beans' base salary to bring it up to a competitive level compared with similarly situated executives at comparable companies. In 2007, base salaries paid to our named executive officers represented the following percentages of their total compensation.

	Base Salary as a Percentage of Total Compensation
Michael D. Hays	49%
Joseph W. Carmichael	33%
Jona S. Raasch	46%
Patrick E. Beans	55%

Annual Cash Incentive

Our executive officers are eligible for annual cash incentive awards under our incentive compensation program. Please note that, while we may refer to annual cash incentive awards as bonuses in this discussion, the award amounts are reported in the Summary Compensation Table under the column titled "Non-Equity Incentive Plan Compensation" pursuant to the Securities and Exchange Commission's regulations.

We intend for our incentive compensation program to provide an incentive to meet and exceed financial and personal goals, and to promote a superior level of performance. Within the overall context of our pay philosophy and culture, the program:

- Provides competitive levels of total cash compensation;
- Aligns pay with organizational and individual performance;

- Focuses executive attention on key business metrics;

- Provides a significant incentive for achieving and exceeding performance goals.

Under our incentive compensation program, the Compensation Committee establishes performance objectives for our named executive officers at the beginning of each year. For Messrs. Hays, Carmichael and Beans, the Compensation Committee used our overall revenue and operating income as performance measures for 2007 because the Compensation Committee believes these are key measures of our ability to deliver value to our shareholders for which Messrs. Hays, Carmichael and Beans have primary responsibility. The Compensation Committee weighted the two performance measures equally in determining bonus payouts. The Compensation Committee established:

- Target levels for overall revenue for the year, the first quarter of the year and each month in the final three quarters of the year;

- Target levels for overall operating income for the year and for each quarter of the year; and

- Threshold and maximum levels at 85% and 125%, respectively, of target for each period.

The Compensation Committee also set target bonus amounts for 2007 that Messrs. Hays, Carmichael and Beans would receive if the target level of performance for both performance measures were achieved for 2007. The bonus amounts would be 50% of the target bonus amount at the threshold performance level, 125% of the target bonus amount at the maximum performance level and pro rated in between. The portion of the bonus paid for performance with respect to revenue would be determined 50% by performance for the year, 12.5% by performance for the first quarter and approximately 4.2% by performance for each month in the final three quarters of the year. The portion of the bonus paid for performance with respect to operating income would be determined 50% by performance for the year and 12.5% by performance for each quarter of the year.

As in past years, the Compensation Committee established thresholds, targets and maximums at a level such that achievement of any of these would require performance representing substantial revenue and operating income growth. Since we achieved significant increases with respect to these measures in 2006 compared to 2005, achievement of any bonus amount for 2007 required sustained and superior financial performance. Consistent with previous year, the Compensation Committee set thresholds, targets and maximums for 2007 aggressively, as demonstrated by the fact that over the previous five years, full-year payouts have always been less than target.

For 2007, the Compensation Committee used the revenue and operating income of The Governance Institute, one of our divisions, as the performance measures for Ms. Raasch's annual cash incentive award because she is primarily responsible for the financial performance of The Governance Institute. The Compensation Committee set the performance targets for Ms. Raasch's award based on 2006 performance of The Governance Institute. Achievement of the target payout required performance at a level that represented substantial revenue and operating income growth over 2006.

In addition to setting performance targets, the Compensation Committee also sets each executive officer's target bonus amount. The Compensation Committee considered the comparative company data and Buck Consultant's recommendations resulting from the 2007 compensation review, and concluded that our practice of setting annual target payouts at 50% of base salary continues to provide competitive compensation consistent with our goals for annual incentive awards. For 2007, target bonus percentages and amounts for our named executive officers were as follows.

Name	2007 Target Bonus Percentage of Base Salary	2007 Target Bonus Amount
Michael D. Hays	50%	$63,700
Joseph W. Carmichael	50%	$88,350
Jona S. Raasch	50%	$79,000
Patrick E. Beans	50%	$75,128

The following table shows amounts actually earned by our named executive officers for 2007, along with the percentages of their base salaries these amounts represent.

Name	2007 Actual Bonus Amount	2007 Actual Bonus Percentage of Total Compensation
Michael D. Hays	$21,101	8%
Joseph W. Carmichael	$29,265	5%
Jona S. Raasch	$65,328	19%
Patrick E. Beans	$24,887	8%

The Compensation Committee has established the following target bonus percentages and amounts for 2008 for our named executive officers.

Name	2008 Target Bonus Percentage of Base Salary	2008 Target Bonus Amount
Michael D. Hays	50%	$63,700
Joseph W. Carmichael	50%	$88,350
Jona S. Raasch	50%	$86,500
Patrick E. Beans	50%	$87,500

Long-Term Equity Incentive

To provide an additional performance incentive for our executive officers and other key management personnel, our executive compensation package includes stock options and restricted stock grants. Under our 2006 Equity Incentive Plan, the Compensation Committee also has the authority to grant other equity-based awards, including stock appreciation rights and performance shares. The general purpose of our current equity-based plans is to promote the achievement of our long-range strategic goals and enhance shareholder value. We grant stock options with a per-share exercise price of 100% of the fair market value of a share of our common stock on the date of grant so that the value of the option will be dependent on the future market value of the common stock. We believe this helps to align the economic interests of our key management personnel with the interests of our shareholders. To encourage our key management personnel to continue in employment with us, we generally grant restricted stock under the 2006 Equity Incentive Plan subject to a three-year restriction period.

The Compensation Committee considered the comparative company data and Buck Consultant's recommendations resulting from the 2007 compensation review, and concluded that our practice of setting annual target equity awards for our executive officers at 50% of their respective then-current base salaries continues to provide competitive compensation consistent with our goals for equity awards. The Compensation Committee generally grants options to purchase shares of our common stock effective on a date in the first week of January. Accordingly, on January 5, 2007, the Compensation Committee granted options to each of our named executive officers approximately equal in value to 50% of their respective then-current base salaries. To determine the number of options equal to 50% of an executive officer's base salary, the Compensation Committee used an approximation of the Black-Scholes value of such options. The method used to approximate the Black Scholes value resulted in a slightly lower number of options than the Black-Scholes method would have indicated, as a result of which our grants to our named executive officers had a grant date fair value of somewhat less than 50% of our named executive officers' respective base salaries. On February 21, 2007, the Compensation Committee also granted shares of restricted stock to Mr. Carmichael as the final payout under a plan implemented in 2004 in connection with his promotion to the position of President that year. The number of options and shares of restricted stock granted to our named executive officers is shown in the Grants of Plan-Based Awards Table.

Our Compensation Committee may condition awards on the achievement of various performance goals, including the following:

- Return on equity;
- Return on investment;
- Return on net assets;
- Shareholder value added;
- Earnings from operations;
- Pre-tax profits;
- Net earnings;
- Net earnings per share;
- Working capital as a percent of net cash provided by operating activities;
- Market price for our common stock; and
- Total shareholder return.

In conjunction with selecting the applicable performance goal or goals, the Compensation Committee will also fix the relevant performance level or levels (e.g., a 15% return on equity) that must be achieved with respect to the goal or goals in order for key associates to earn performance shares. For 2007, no awards were conditioned on such performance goals.

Other Benefits

To assist our associates in preparing financially for retirement, we maintain a 401(k) plan for all salaried associates, including our executive officers. Pursuant to the 401(k) plan, we match 25% of the first 6% of compensation contributed by our associates up to allowable IRS limitations. We also maintain group life, health and dental insurance programs for all of our salaried employees, and our named executive officers are eligible to participate in these programs on the same basis as all other eligible employees.

Agreements with Officers

We do not have employment, retention, severance, change of control or similar agreements with any of our executive officers. While we enter into award agreements with our executive officers and other participants under our long-term equity award plans, these agreements and plans do not provide for acceleration of vesting or other benefits upon a change of control or termination.

SUMMARY COMPENSATION TABLE

Set forth below is information regarding compensation earned by or paid or awarded to the following of our executive officers during 2007: (1) Michael D. Hays, Chief Executive Officer; (2) Joseph W. Carmichael, President; (3) Jona S. Raasch, President of the Governance Institute, a division of National Research Corporation; and (4) Patrick E. Beans, Vice President, Treasurer, Chief Financial Officer and Secretary. We have no other executive officers, as defined in Rule 3b-7 of the Securities Exchange Act of 1934, whose total compensation exceeded $100,000 during 2007. The identification of such named executive officers is determined based on the individual's total compensation for 2007, as reported below in the Summary Compensation Table, other than amounts reported as above-market earnings on deferred compensation and the actuarial increase in pension benefit accruals.

The following table sets forth for our named executive officers: (1) the dollar value of base salary earned during 2007; (2) the dollar value of the compensation cost of all outstanding stock and option awards recognized with respect to 2007, computed in accordance with Statement of Financial Accounting Standards No. 123(R) ("SFAS No. 123R") (without reduction for estimated forfeitures); (3) the dollar value of earnings for services pursuant to awards granted during the year under non-equity incentive plans; (4) all other compensation for the year; and (5) the dollar value of total compensation for the year.

Name and Principal Position	Year	Salary	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation	All Other Compensation[2]	Total
Michael D. Hays Chief Executive Officer	2007	$127,400	---	$107,135	$21,101	$2,381	$258,017
	2006	$127,400	---	$ 95,602	$38,179	$2,573	$263,754
Joseph W. Carmichael President	2007	$176,700	$246,347	$ 80,181	$29,265	$3,302	$535,795
	2006	$176,700	$247,353	$ 64,074	$52,956	$3,300	$544,383
Jona S. Raasch President of the Governance Institute, a division of National Research Corporation	2007	$158,000	---	$118,560	$65,328	$3,038	$344,926
	2006	$158,000	---	$104,214	$47,353	$3,083	$312,650
Patrick E. Beans Vice President, Treasurer, Chief Financial Officer and Secretary	2007	$167,159	---	$109,447	$24,887	$3,036	$304,529
	2006	$150,255	---	$ 95,800	$45,033	$3,012	$294,100

(1) Represents the share-based compensation expense recognized by the Company during the year in accordance with SFAS No. 123R (without reduction for estimated forfeitures). See Note 8 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the years ended December 31, 2007, and December 31, 2006, for a discussion of assumptions made in the valuation of share-based compensation.

(1) Represents amount of Company 401(k) matching contribution.

GRANTS OF PLAN-BASED AWARDS

We maintain the 2006 Equity Incentive Plan and the 2001 Equity Incentive Plan pursuant to which grants may be made to our executive officers. The following table sets forth information regarding all such incentive plan awards that were made to the named executive officers in 2007. No equity incentive awards were granted to the named executive officers in 2007.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[(1)]						
Name	Grant Date	Threshold	Target	Maximum	All Other Stock Awards: No. of Shares of Stock or Units	All Other Option Awards: No. of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Michael D. Hays	1/05/2007				---	8,356	$22.87	$ 59,160
		$31,850	$63,700	$ 79,625				
Joseph W. Carmichael	1/05/2007				---	11,589	$22.87	$ 82,050
	2/21/2007				25,674	---	---	$584,340
		$44,175	$88,350	$110,438				
Jona S. Raasch	1/05/2007				---	10,363	$22.87	$ 73,370
		$39,500	$79,000	$ 98,750				
Patrick E. Beans	1/05/2007				---	9,855	$22.87	$ 69,773
		$37,564	$75,128	$ 93,910				

(1) The threshold payments specified in the table represent the payment that would be made to the named executive officer if the threshold performance level for each performance measure is achieved. Because the payments are determined in part by monthly and quarterly performance as well as annual performance for each named executive officer, and it is possible that a threshold performance level may be achieved for some performance measures, but not others, a named executive officer may receive a total cash incentive award payment that is less than the threshold amount specified in the table, which represents the aggregate threshold amount for the year taken as a whole.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007

The following table sets forth information on outstanding option and stock awards held by the named executive officers at December 31, 2007, including the number of shares underlying both exercisable and unexercisable portions of each stock option, as well as the exercise price and expiration date of each outstanding option.

	Option Awards				Stock Awards	
Name	No. of Securities Underlying Unexercised Options (Exercisable)	No. of Securities Underlying Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date	No. of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Michael D. Hays	-	38,182[1]	$11.00	06/26/13	-	-
		18,298[2]	$16.10	01/05/14		
		11,078[3]	$17.25	01/05/16		
		8,356[4]	$22.87	01/05/17		
Joseph W. Carmichael	-	32,727[1]	$11.00	06/26/13	34,304[5]	$926,208
		12,634[2]	$16.10	01/05/14		
		11,589[4]	$22.87	01/05/17		
Jona S. Raasch	-	34,091[1]	$11.00	06/26/13	-	-
		13,388[2]	$16.10	01/05/14		
		15,330[6]	$15.46	01/05/15		
		13,739[3]	$17.25	01/05/16		
		10,363[4]	$22.87	01/05/17		
Patrick E. Beans	-	31,364[1]	$11.00	06/26/13	-	-
		12,121[2]	$16.10	01/05/14		
		13,884[6]	$15.46	01/05/15		
		13,066[3]	$17.25	01/05/16		
		9,855[4]	$22.87	01/05/17		

(1) Options vest in full on the fifth anniversary of the grant date. These options will vest on June 26, 2008.
(2) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2009.
(3) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2011.
(4) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2012.
(5) Restricted shares vest ratably over three years. The unvested restricted shares held by Mr. Carmichael will vest as follows:

Vesting Date	Shares Vesting
02/21/08	8,558
05/09/08	726
05/10/08	2,392
08/09/08	695
08/10/08	2,064
11/13/08	666
02/21/09	8,558
05/09/09	726
08/09/09	695
11/13/09	666
02/21/10	8,558

(6) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2010.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding each exercise of stock options and vesting of restricted stock that occurred during 2007 for each of the Company's named executive officers on an aggregated basis:

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Michael D. Hays	---	---	---	---
Joseph W. Carmichael	---	---	6,543	$167,152
Jona S. Raasch	---	---	---	---
Patrick E. Beans	---	---	---	---

DIRECTOR COMPENSATION

Directors who are executive officers of the Company receive no compensation for service as members of either the Board or committees thereof. Directors who are not executive officers of the Company receive an annual retainer of $10,000 and a fee of $500 for each committee meeting attended which is not held on the same date as a Board meeting. Additionally, directors are reimbursed for out-of-pocket expenses associated with attending meetings of the Board and committees thereof. In 2007, Ms. Martin was appointed our lead director. She receives $500 for each meeting with our chief executive officer. In 2007, two such meetings were held.

Pursuant to the 2004 Director Plan, each director who is not an associate (i.e., employee) of the Company receives an annual grant of an option to purchase 12,000 shares of our common stock on the date of each Annual Meeting of Shareholders. The options have an exercise price equal to the fair market value of the common stock on the date of grant and vest one year after the grant date.

The following table sets forth information regarding the compensation received by each of the Company's directors during 2007:

Name	Fees Earned or Paid in Cash	Option Awards[1]	Total
JoAnn M. Martin	$13,000	$62,552	$75,552
John N. Nunnelly	$11,500	$62,552	$74,052
Paul C. Schorr III	$11,500	$62,552	$74,052
Gail L. Warden	$11,500	$62,552	$74,052

(1) Represents the share-based compensation expense recognized by the Company during the year in accordance with SFAS No. 123R (without reduction for estimated forfeitures). See Note 8 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2007, for a discussion of assumptions made in the valuation of share-based compensation. The grant date fair value of each director's 2007 option award was $5.18 per option share.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement.

John N. Nunnelly, Chairperson
JoAnn M. Martin
Paul C. Schorr III
Gail L. Warden

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and any owner of greater than 10% of the Company's Common Stock to file reports with the Securities and Exchange Commission concerning their ownership of the Company's Common Stock. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that, during the fiscal year ended December 31, 2007, all of its directors and executive officers and owners of greater than 10% of the Company's Common Stock complied with the Section 16(a) filing requirements, except that Joseph W. Carmichael did not timely file a Form 4 reporting a grant of restricted stock on February 21, 2007; Patrick E. Beans did not timely file a Form 4 reporting a sale of shares by a trust on March 12, 2007; and Mr. Carmichael did not timely file a Form 4 reporting payment of tax liability upon the vesting of restricted stock in May 2006.

MISCELLANEOUS

Independent Registered Public Accounting Firm

KPMG LLP acted as the independent registered public accounting firm for the Company in 2007 and it is anticipated that such firm will be similarly appointed to act in 2008. The Audit Committee is solely responsible for the selection, retention, oversight and, when appropriate, termination of the Company's independent registered public accounting firm. Representatives of KPMG LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

The fees to KPMG LLP for the fiscal years ended December 31, 2007 and 2006 were as follows:

	2007	2006
Audit Fees(1)	$124,200	$123,299
Audit-Related Fees(2)	18,132	600
Tax Fees(3)	15,965	17,086
All Other Fees	--	--
Total	$158,297	$140,985

(1) Audit of annual financial statements and review of financial statements included in Forms 10-Q.
(2) Due diligence and accounting consultations.
(3) Tax consultations and tax return preparation including out-of-pocket expenses.

The Audit Committee has established pre-approval policies and procedures with respect to audit and permitted non-audit services to be provided by its independent registered public accounting firm. Pursuant to these policies and procedures, the Audit Committee may form, and delegate authority to, subcommittees consisting of one or more members when appropriate to grant such pre-approvals, provided that decisions of such subcommittee to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting. The Audit Committee's pre-approval policies do not permit the delegation of the Audit Committee's responsibilities to management. During 2007, no fees to the independent registered public accounting firm were approved pursuant to the de minimis exception under the Securities and Exchange Commission's rules.

Shareholder Proposals

Proposals that shareholders of the Company intend to present at and have included in the Company's proxy statement for the 2009 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), must be received by the Company by the close of business on December 5, 2008. In addition, a shareholder who otherwise intends to present business at the 2009 Annual Meeting (including nominating persons for election as directors) must comply with the requirements set forth in the Company's By-Laws. Among other things, to bring business before an annual meeting, a shareholder must give written notice thereof, complying with the By-Laws, to the Secretary of the Company not less than 60 days and not more than 90 days prior to the second Wednesday in the month of April (subject to certain exceptions if the Annual Meeting is advanced or delayed a certain number of days). Under the By-Laws, if the Company does not receive notice of a shareholder proposal submitted otherwise than pursuant to Rule 14a-8 (i.e., proposals shareholders intend to present at the 2009 Annual Meeting but do not intend to include in the Company's proxy statement for such meeting) prior to February 7, 2009, then the notice will be considered untimely and the Company will not be required to present such proposal at the 2009 Annual Meeting. If the Board chooses to present such proposal at the 2009 Annual Meeting, then the persons named in proxies solicited by the Board for the 2009 Annual Meeting may exercise discretionary voting power with respect to such proposal.

Other Matters

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular associates of the Company. The Company will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Common Stock.

Pursuant to the rules of the Securities and Exchange Commission, services that deliver the Company's communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of the Company's annual report to shareholders and proxy statement. Upon written or oral request, the Company will promptly deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders may notify the Company of their requests by calling or writing Patrick E. Beans, Secretary, National Research Corporation, 1245 Q Street, Lincoln, Nebraska 68508.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

April 4, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-29466

National Research Corporation
(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	47-0634000 (I.R.S. Employer Identification No.)
1245 Q Street Lincoln, Nebraska (Address of principal executive offices)	68508 (Zip code)

Registrant's telephone number, including area code: (402) 475-2525

Securities registered pursuant to Section 12(b) of the Act:

Title of Class

Common Stock, $.001 par value

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☒ Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☒

Aggregate market value of the voting stock held by nonaffiliates of the registrant at June 30, 2007: $54,943,258.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock, $.001 par value, outstanding as of March 10, 2007: 6,743,081 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2008 Annual Meeting of Shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

Special Note Regarding Forward-Looking Statements

Certain matters discussed below in this Annual Report on Form 10-K are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forwarding-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the factors set forth in "Risk Factors." Shareholders, potential investors, and other readers are urged to consider these and other factors in evaluating the forward-looking statements, and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this Annual Report on Form 10-K and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

General

National Research Corporation ("NRC" or the "Company") believes it is a leading provider of ongoing survey-based performance measurement, improvement services and governance education to the healthcare industry in the United States and Canada. The Company believes it has achieved this leadership position based on 27 years of industry experience and its relationships with many of the industry's largest payers and providers. The Company addresses the growing needs of healthcare providers and payers to measure the care outcomes, specifically experience and health status, of their patients and/or members. NRC develops tools that enable healthcare organizations to obtain performance measurement information necessary to comply with industry and regulatory standards, and to improve their business practices so that they can maximize new member and/or patient attraction, experience, member retention and profitability.

Since its founding 27 years ago in 1981 as a Nebraska corporation (the Company reincorporated in Wisconsin in September 1997), NRC has focused on the information needs of the healthcare industry. The Company's primary types of information services are renewable performance tracking services, custom research, subscription-based governance information and educational services, and a renewable syndicated service.

While performance data has always been of interest to healthcare providers and payers, such information has become increasingly important to these entities as a result of regulatory, industry and competitive requirements. In recent years, the healthcare industry has been under significant pressure from consumers, employers and the government to reduce costs. However, the same parties that demanded cost reductions are now concerned that healthcare service quality is being compromised under managed care. This concern has created a demand for consistent, objective performance information by which healthcare providers and payers can be measured and compared, and on which physicians' compensation can, in part, be based.

The NRC Solution

The Company addresses healthcare organizations' growing need to track their performance at the enterprise-wide, departmental and physician/caregiver levels. The Company has been developing tools designed to enable its clients to collect, in an unobtrusive manner, a substantial amount of comparative performance information in order to analyze and improve their practices to maximize new member and/or patient attraction, experience, member retention and profitability. NRC's performance assessments offer a tangible measurement of health service quality of the type currently demanded by consumers, employers, industry accreditation organizations and lawmakers.

The Company's solutions are designed to respond to managed care's redefined relationships among consumers, employers, payers and providers. Instead of relying exclusively on static, mass produced questionnaires, NRC utilizes a dynamic data collection process to create a personalized questionnaire which evaluates service issues specific to each respondent's healthcare experience. The flexibility of the Company's data collection process allows healthcare organizations to add timely, market-driven questions relevant to matters such as industry performance mandates, employer performance guarantees and internal quality improvement initiatives. In addition, the Company assesses core service factors relevant to all healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and to all service points of a healthcare system (inpatient, emergency room, outpatient, home health, rehabilitation, behavioral health, long-term care, hospice, dental, etc.).

NRC offers renewable performance tracking and improvement services, custom research, subscription-based educational services, and a renewable syndicated service, the NRC Healthcare Market Guide™ ("Market Guide"). The Company has renewable performance tracking tools, including those produced and delivered under our NRC Picker trade name, for gathering and analyzing data from survey respondents on an ongoing basis with comparisons over time. These tools may be coupled with the improvement tool, eToolKit, to help clients not only measure performance, but know where to focus with ideas and solutions for making improvements. The Company has the capacity to measure performance beyond the enterprise-wide level. It has the ability and experience to determine key performance indicators at the department and individual physician/caregiver measurement levels, where the Company's services can best guide the efforts of its clients to improve quality and enhance their market position. The educational services of NRC Picker provide a way of bridging the gap between measurement and improvement. Additional offerings under our Payer Solutions's division include functional disease-specific and health status measurement tools. The syndicated Market Guide, a stand-alone market information and competitive intelligence source, as well as a comparative performance database, allows the Company's clients to assess their performance relative to the industry, to access best practice examples, and to utilize competitive information for marketing purposes.

Through its division known as The Governance Institute ("TGI"), NRC also offers subscription-based governance information and educational conferences designed to improve the effectiveness of hospital and health care systems by continually strengthening their healthcare boards, medical leadership, and management performance in the United States. TGI conducts timely conferences, produces publications, videos, white papers, and research studies, and tracks industry trends showcasing the best practices of healthcare boards across the country.

Growth Strategy

The Company believes that it can continue to grow through (1) expanding the depth and breadth of its current clients' performance tracking services programs, since healthcare organizations are increasingly interested in gathering performance information at deeper levels of their organizations and from more of their constituencies, (2) increasing the cross-selling of its complementary services, including subscription-based governance information, (3) adding new clients through penetrating the sizeable portion of the healthcare industry which is not yet conducting performance assessments beyond the enterprise-wide level or is not yet outsourcing this function, and (4) pursuing acquisitions of, or investments in, firms providing products, services or technologies which complement those of the Company.

On May 30, 2006, the Company acquired substantially all of the assets of TGI Group, LLC, operating as TGI. TGI provides board members, executive management and physician leaders of hospitals and health systems with knowledge and solutions to successfully confront a wide array of strategic issues. The purchase price for TGI was $19.8 million in cash, plus the assumption of certain liabilities.

Information Services

The Qualisys System ("Qualisys") is NRC's data collection process which provides ongoing, renewable performance tracking and is the platform of the Company's online tools. This performance tracking program efficiently coordinates and centralizes an organization's satisfaction monitoring, thereby establishing a uniform methodology and survey instrument needed to obtain valid performance information and improve quality. Using the industry method of mail and/or telephone-based data collection, this assessment process monitors the patient's or stakeholder's experience across healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and service settings (inpatient, emergency room, outpatient, etc.). Rather than be limited to only static, mass-produced questionnaires which provide limited flexibility and performance insights, NRC's proprietary software generates individualized questionnaires, including personalization such as patient name, treating caregiver name, encounter date and, in some cases, the services received. This personalization enhances the response rates and the relevance of performance data to be flexible and responsive to healthcare organizations' changing information needs, NRC creates personalized questionnaires which evaluate service issues specific to each respondent's healthcare experience and includes questions which address core service factors throughout a healthcare organization.

Unlike some of its competitors, which use multiple questionnaires often sent to the same respondents, the Company gathers data through one questionnaire, the contents of which are selected from the Company's library of questions after a client's needs are determined. As a result, the Company's renewable performance tracking programs and data collection processes (1) realize higher response rates, obtain data more efficiently, and thereby provide healthcare organizations with more feedback, (2) eliminate over surveying (where one respondent receives multiple surveys), and (3) allow healthcare organizations to adapt questionnaire content to address management objectives and to assess quality improvement programs or other timely marketplace issues.

The Company recognizes that performance programs must do more than just measure the experiences; they must measure and facilitate improvement. The Company offers solutions designed to effectively measure and improve the most important aspects of the patient's experience. By combining the measurement and improvement technology of Qualisys with the philosophy and family of surveys of the Picker Institute, eToolKit is designed to allow clients to actually act on their research results and attain improvement in the care delivery process. The Company has developed online improvement tools including a one-page reporting format called Action Plan, which provides a basis on which improvements can be made. NRC Action Plans show healthcare organizations which service factors impact their customer group's value, which have the greatest impact on satisfaction levels and how their performance in relationship to these key indicators changes over time. The Company has also developed online access to performance results, which the Company believes provides NRC's clients the fastest and easiest way to access measurement results. NRC's exclusive web-based electronic delivery system, eReports, provides clients the ability to review results and reports online, independently analyze data, query data sets, customize a number of reports and distribute reports electronically.

The Company has developed NRC Picker subscription-based educational services as a way of bridging the gap between measurement and improvement of patient-centered care. These products consist of the Symposium and the Patient-Centered Care Institute. The Symposium is an annual event which is dedicated to the improvement of the patient experience. Patient-Centered Care Institute is a membership-based product that enables members to participate in calls with industry experts, have access to experts, participate in monthly presentations and receive monthly journals or white papers, all of which focus on topics of improvement of the patient experience.

Market Guide serves as a stand-alone market information and competitive intelligence source, as well as a comparative performance database. Published by NRC annually, Market Guide is the largest consumer-based assessment of hospitals, health plans and physician medical care in the healthcare industry representing the views of one in every 600 households across nearly every county in the continental United States. Market Guide provides name-specific performance information on 3,000 hospitals and 800 health plans nationwide. More than 250 data items relevant to healthcare payers, providers and purchasers are reported in the Market Guide, including hospital quality and image ratings, product line preferences, hospital selection factors, health plan market share, household preventative health behaviors, presence of chronic conditions, and contemporary issues such as healthcare internet utilization. Clients can purchase customized versions specific to their local service areas, with the ability to benchmark performance results to over 200 metro areas, 48 states or nationally. Market Guide is delivered to clients via NRC's exclusive web-based electronic delivery system, which features easy to use graphs, charts and various report formats for multiple users within the client's organization. Another feature of the web-based system is a national name search, which is designed to allow a healthcare organization with a national or regional presence to simultaneously compare the performance of all its sites, and pinpoint where strengths and weaknesses exist. Clients who have renewed for multiple years of the study may utilize the system's trending capability, which details how the performance of the healthcare organization changes over time. The proprietary Market Guide data results are also used to produce reports which are customized to meet the specific information needs of existing clients, as well as new healthcare markets beyond the Company's traditional client base.

Through TGI, the Company offers subscription-based membership services. The information and education services are provided for the boards of directors and medical leadership of hospital and health care systems. These services are sold and delivered in the form of a twelve-month subscription membership and include accredited leadership conference and educational programs, customized research reports, board advisory services, videos, books, policy guidelines, board self-assessment tools, white papers, newsletters and fax surveys. The Company's leadership conferences are available to all prospective members by paying the applicable conference fee. The Company also sells publications, periodicals, reference books and associated videos through its resource catalog.

Clients

The Company's ten largest clients accounted for 29%, 32%, and 40% of the Company's total revenues in 2007, 2006 and 2005, respectively. The U.S. Department of Veterans Affairs accounted for 8%, 8% and 11% of total revenues in 2007, 2006 and 2005, respectively. Approximately 9%, 8% and 11% of the Company's revenues were derived from foreign customers in 2007, 2006 and 2005, respectively.

Sales and Marketing

The Company generates the majority of its revenues from client renewals, supplemented by its internal marketing efforts and a direct sales force. Sales associates direct NRC's sales efforts from Nebraska and California in the United States and from Toronto in Canada. As compared to the typical industry practice of compensating sales people with relatively high base pay and a relatively small sales commission, NRC compensates its sales associates with relatively low base pay and a relatively high per-sale commission. The Company believes this compensation structure provides incentives to its sales associates to surpass sales goals and increases the Company's ability to attract top quality sales associates.

Numerous marketing efforts support the direct sales force's new business generation and project renewal initiatives. NRC conducts an annual direct marketing campaign around scheduled trade shows, including leading industry conferences. NRC uses this lead generation mechanism to track the effectiveness of marketing efforts and add generated leads to its database of current and potential client contacts. Finally, the Company's public relations program includes (1) an ongoing presence in leading industry trade press and in the mainstream press, (2) public speaking at strategic industry conferences, (3) fostering relationships with key industry constituencies and (4) the annual Consumer Choice Award program recognizing top-ranking hospitals in more than 200 markets.

The Company's integrated marketing activities facilitate its ongoing receipt of project requests-for-proposals, as well as direct sales force initiated prospect contacts. The sales process typically spans a 120-day period encompassing the identification of a healthcare organization's information needs, the education of prospects on NRC solutions (via proposals and in-person sales presentations), and the closing of the sale. The Company's sales cycle varies depending on the particular service being marketed and the size of the potential project. The subscription-based services typically have a shorter sales cycle.

Competition

The healthcare information and market research industry is highly competitive. The Company has traditionally competed both with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools, and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment. The Company's main competitors among such specialty firms are Press Ganey, which NRC believes has revenues that are significantly larger than the Company's revenues, and three or four other companies who NRC believes have revenues smaller than our revenues. The Company, to a certain degree, currently competes with, and anticipates that in the future it may increasingly compete with, (1) traditional market research firms which are significant providers of survey-based, general market research and (2) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to date offered survey-based, healthcare market research that competes directly with the Company's services, many of these competitors have substantially greater financial, information gathering and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market, which could adversely affect the Company's operating results through pricing pressure, increased marketing expenditures and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

The Company believes the primary competitive factors within its market include quality of service, timeliness of delivery, service uniqueness, credibility of provider, industry experience and price. NRC believes that its industry leadership position, exclusive focus on the healthcare industry, dynamic questionnaire, syndicated products, accredited leadership conferences, educational programs, comparative performance database, and relationships with leading healthcare payers and providers position the Company to compete in this market.

Intellectual Property and Other Proprietary Rights

The Company's success depends in part upon its data collection processes, research methods, data analysis techniques and internal systems, and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents. Consequently, it relies on a combination of copyright and trade secret laws and employee nondisclosure agreements to protect its systems, survey instruments and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims or whether the Company is ultimately successful in defending against such claims.

Associates

As of December 31, 2007, the Company employed a total of 192 persons on a full-time basis. In addition, as of such date, the Company had 91 part-time associates primarily in its survey operations, representing approximately 60 full-time equivalent associates. None of the Company's associates are represented by a collective bargaining unit. The Company considers its relationship with its associates to be good.

Executive Officers of the Registrant

The following table sets forth certain information, as of March 1, 2008, regarding the executive officers of the Company:

Name	Age	Position
Michael D. Hays	53	Chief Executive Officer and Director
Joseph W. Carmichael	44	President and Director
Jona S. Raasch	49	President of The Governance Institute, a division of National Research Corporation
Patrick E. Beans	50	Vice President, Treasurer, Chief Financial Officer, Secretary and Director

Michael D. Hays has served as Chief Executive Officer and a director since he founded the Company in 1981. He also served as President since founding the Company through August 2004. Prior thereto, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

Joseph W. Carmichael has served as President since August 2004, and as a director since 2006. Prior to August 2004, Mr. Carmichael held various positions with the Company since April 1983, most recently as Senior Vice President from May 2002 to August 2004.

Jona S. Raasch has served as President of The Governance Institute, a division of National Research Corporation, since May 2006. Prior to May 2006, Ms. Raasch held various positions with the Company since September 1988, most recently as Vice President and Chief Operations Officer from September 1997 to May 2006. Prior to joining the Company, Ms. Raasch held various positions with A.C. Nielsen Corporation.

Patrick E. Beans has served as Vice President, Treasurer, Chief Financial Officer and Secretary and a director since 1997. He has served as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

Executive officers of the Company are elected by and serve at the discretion of the Company's Board of Directors. There are no family relationships between any directors or executive officers of NRC.

Item 1A. Risk Factors

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially and adversely affected and you may lose all or part of your investment.

We rely on a limited number of key clients, and a loss of one or more of these key clients will adversely affect our operating results.

We rely on a limited number of key clients for a substantial portion of our revenues. The Company's ten largest clients accounted for 29%, 32%, and 40% of the Company's total revenues in 2007, 2006 and 2005, respectively. The U.S. Department of Veterans Affairs accounted for 8%, 8% and 11% of total revenues in 2007, 2006 and 2005, respectively.

We cannot assure you that we will maintain our existing client base, maintain or increase the level of revenue or profits generated by our existing clients, or be able to attract new clients. Furthermore, the healthcare industry continues to undergo consolidation and we cannot assure you that such consolidation will not cause us to lose clients. The loss of one or more of our large clients or a significant reduction in business from such clients, regardless of the reason, will have a negative effect on our revenues and a corresponding effect on our operating and net income. See "Risk Factors - Because our clients are concentrated in the healthcare industry, we may be adversely affected by a business downturn or consolidation with respect to the healthcare industry."

We depend on performance tracking contract renewals for a large share of our revenues and our operating results could be adversely affected.

We expect that a substantial portion of our revenues for the foreseeable future will continue to be derived from written and oral contracts for renewable performance tracking services. Substantially all such written contracts are renewable annually at the option of our clients, although a client generally has no minimum purchase commitment under a contract and the contracts are generally cancelable on short or no notice without penalty. To the extent that clients fail to renew or defer their renewals from the quarter we anticipate, our quarterly results may be materially adversely affected. Our ability to secure renewals depends on, among other things, our ability to gather and analyze performance data in a consistent, high-quality and timely fashion. In addition, the performance tracking and market research activities of our clients are affected by accreditation requirements, enrollment in managed care plans, the level of use of satisfaction measures in healthcare organizations' overall management and compensation programs, the size of operating budgets, clients' operating performance, industry and economic conditions, and changes in management or ownership. As these factors are beyond our control, we cannot assure you that we will be able to maintain our renewal rates. Any material decline in renewal rates from existing levels would have an adverse effect on our revenues and a corresponding effect on our operating and net income.

Our operating results may fluctuate on a quarterly basis, and this may cause our stock price to decline.

Our operating results have fluctuated from period to period in the past and will likely fluctuate significantly in the future due to various factors. There has historically been, and we expect that there will continue to be, fluctuation in our financial results related to the Market Guide, a stand-alone market information intelligence source and comparative performance database. We recognize revenue when the Market Guides are delivered to the principal customers pursuant to their contracts, typically in the third quarter of the year. Substantially all of the related costs are deferred and subsequently charged to direct expenses contemporaneously with the recognition of the revenue. A delay in completing and delivering the Market Guide in a given year, the timing of which is dependent upon our ability to access a third-party's respondent panel on a timely basis, could delay recognition of such revenues and expenses, which could materially affect operating results for the interim periods. We generate additional revenues from incidental customers subsequent to the completion of each edition. Revenues and costs for these subsequent services are recognized as the services are performed and completed. The profit margin earned on such revenues is generally higher than that earned on revenues realized from customers under contract at the time of delivery.

In addition, our overall operating results may fluctuate as a result of a variety of other factors, including the size and timing of orders from clients, client demand for our services (which, in turn, is affected by factors such as accreditation requirements, enrollment in managed care plans, operating budgets and clients' operating performance), the hiring and training of additional staff, postal rate changes, and industry and general economic conditions. Because a significant portion of our overhead, particularly some costs associated with owning and occupying our building and full-time personnel expenses, is fixed in the short-term, our results of operations may be materially adversely affected in any particular quarter if revenues fall below our expectations. These factors, among others, make it possible that in some future quarter our operating results may be below the expectations of securities analysts and investors, which would have a material adverse effect on the market price of our common stock.

We operate in a highly competitive market and we could experience increased price pressure and expenses as a result.

The healthcare information and market research industry is highly competitive. We compete both with healthcare organizations' internal marketing, market research and/or quality improvement departments that create their own performance measurement tools, and with relatively small specialty research firms that provide survey-based healthcare market research and/or performance assessment. Our main competitors among such specialty firms are Press Ganey Associates, which we believe has revenues that are significantly larger than our revenues, and three or four other companies that we believe have revenues that are smaller than our revenues. We, to a certain degree, currently compete with, and we anticipate that in the future we may increasingly compete with, traditional market research firms that are significant providers of survey-based, general market research and firms that provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to date offered survey-based, healthcare market research that competes directly with our services, many of these competitors have substantially greater financial, information gathering and marketing resources than we do and could decide to increase their resource commitments to our market. There are relatively few barriers to entry into our market, and we expect increased competition in our market, which could adversely affect our operating results through pricing pressure, increased client service and marketing expenditures and market share losses, among other factors. We cannot assure you that we will continue to compete successfully against existing or new competitors, and our revenues and operating net income could be adversely affected as a result.

Because our clients are concentrated in the healthcare industry, our revenues and operating results may be adversely affected by a business downturn or consolidation with respect to the healthcare industry.

Substantially all of our revenues are derived from clients in the healthcare industry. As a result, our business, financial condition and results of operations are influenced by conditions affecting this industry, including changing political, economic, competitive and regulatory influences that may affect the procurement practices and operation of healthcare providers and payers. Many federal and state legislators have proposed or have announced that they intend to propose programs to reform portions of the U.S. healthcare system. These programs could result in lower reimbursement rates and otherwise change the environment in which providers and payers operate. In addition, large private purchasers of healthcare services are placing increasing cost pressure on providers. Healthcare providers may react to these cost pressures and other uncertainties by curtailing or deferring purchases, including purchases of our services. Moreover, there has been consolidation of companies in the healthcare industry, a trend which we believe will continue. Consolidation in this industry, including the potential acquisition of certain of our clients, could adversely affect aggregate client budgets for our services, or could result in the termination of a client's relationship with us. The impact of these developments on the healthcare industry is difficult to predict and could have an adverse effect on our revenues and a corresponding effect on our operating and net income.

Our future success depends on our ability to manage our growth, including by identifying acquisition candidates and effectively integrating acquired companies.

Since our inception, our growth has placed significant demands on our management, administrative, operational and financial resources. In order to manage our growth, we will need to continue to implement and improve our operational, financial and management information systems and continue to expand, motivate and effectively manage an evolving workforce. If our management is unable to effectively manage under such circumstances, the quality of our services, our ability to retain key personnel and our results of operations could be materially adversely affected. Furthermore, we cannot assure you that our business will continue to expand. Reductions in clients' spending on performance tracking and market research, increased competition, pricing pressures and other general economic and industry trends could adversely affect our growth.

We may achieve a portion of our future revenue growth, if any, through acquisitions of complimentary businesses, products, services or technologies, although we currently have no commitments or agreements with respect to any such acquisitions. Our management has limited experience dealing with the issues of product and service, systems, personnel and business strategy integration posed by acquisitions, and has encountered minor problems with integrating people and processes in connection with past acquisitions. We cannot assure you that the integration of any possible future acquisitions will be managed without incurring higher than expected costs and expenses. In addition, we cannot assure you that, as a result of such unexpected costs and expenses, any possible future acquisition will not negatively affect our operating and net income.

We face several risks relating to our ability to collect the data on which our business relies.

Our ability to provide timely and accurate performance tracking and market research to our clients depends on our ability to collect large quantities of high quality data through surveys and interviews. If receptivity to our survey and interview methods by respondents declines, or for some other reason their willingness to complete and return surveys declines, or if we, for any reason, cannot rely on the integrity of the data we receive, then our revenues could be adversely affected, with a corresponding effect on our operating and net income. In addition, we currently rely primarily on mail and telephone surveys for gathering information. If one or more of our competitors were to develop an online survey process that more effectively and efficiently gathers information, then we would be at a competitive disadvantage and our revenues could be adversely affected, with a corresponding effect on our operating and net income.

We also rely on a third-party panel of pre-recruited consumer households to produce in a timely manner, annual editions of the Market Guide. If we are not able to continue to use this panel, or the time period in which we use this panel is altered and we cannot find an alternative panel on a timely, cost competitive basis, we could face an increase in our costs or an inability to effectively produce the Market Guide. In either case, our operating and net income would be negatively affected.

Our principal shareholder effectively controls our company.

Michael D. Hays, our Chief Executive Officer, beneficially owned 72.3% of our outstanding common stock as of March 10, 2008. As a result, he is able to control matters requiring shareholder approval, including the election of directors and the approval of significant corporate matters such as change of control transactions. The effects of such influence could be to delay or prevent a change of control of our company unless the terms are approved by Mr. Hays.

Our business and operating results could be adversely affected if we are unable to attract or retain key managers and other personnel.

Our future performance will depend, to a significant extent, upon the efforts and ability of our key personnel who have expertise in gathering, interpreting and marketing survey-based performance information for healthcare markets. Although client relationships are managed at many levels within our company, the loss of the services of Michael D. Hays, our Chief Executive Officer, or one or more of our other senior managers could have a material adverse effect, at least in the short to medium term, on most significant aspects of our business, including strategic planning, product development, and sales and customer relations. As of December 31, 2007, we maintained $500,000 of key officer life insurance on Mr. Hays. Our success will also depend on our ability to hire, train and retain skilled personnel in all areas of our business. Currently, we do not have employment agreements with our officers or our other key personnel. Competition for qualified personnel in our industry is intense, and many of the companies that compete with us for qualified personnel have substantially greater financial and other resources than us. Furthermore, we expect competition for qualified personnel to become more intense as competition in our industry increases. We cannot assure you that we will be able to recruit, retain and motivate a sufficient number of qualified personnel to compete successfully.

If intellectual property and other proprietary information technology were copied or independently developed by our competitors, our operating results could be negatively affected.

Our success depends in part upon our data collection process, research methods, data analysis techniques, and internal systems and procedures that we have developed specifically to serve clients in the healthcare industry. We have no patents. Consequently, we rely on a combination of copyright, trade secret laws and employee nondisclosure agreements to protect our systems, survey instruments and procedures. We cannot assure you that the steps we have taken to protect our rights will be adequate to prevent misappropriation of such rights, or that third parties will not independently develop functionally equivalent or superior systems or procedures. We believe that our systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. We cannot assure you, however, that third parties will not assert infringement claims against us in the future, or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims, or whether we are ultimately successful in defending against such claims.

Errors in, or dissatisfaction with, performance tracking and other surveys could adversely affect our business.

Many healthcare providers, payers and other entities or individuals use our renewable performance tracking and other healthcare surveys in promoting and/or operating their businesses, and as a factor in determining physician or employee compensation. Consequently, any errors in the data received or in the final surveys, as well as the actual results of such surveys, can have a significant impact on such providers', payers' or other entities' businesses, and on any such individual's compensation. In addition, parties who have not performed well in our surveys may be dissatisfied with the results of the surveys or the manner in which the results may be used by competitors or others. Although any such errors or dissatisfaction with the results of the surveys, or the manner in which the surveys have been used, has not resulted in litigation against us, we cannot assure you that we will not face future litigation, which may be costly, as a result of a healthcare provider's, payer's, other entity's or individual's allegation of errors in our surveys or dissatisfaction with the results thereof.

Regulatory developments could adversely affect our revenues and results of operations.

In the operation of our business, we have access to, or gather certain confidential information, such as medical histories of our respondents. As a result, we could be subject to potential liability for any inappropriate disclosure or use of such information. Even if we do not improperly disclose confidential information, privacy laws, including the U.S. Health Insurance Portability and Accountability Act of 1996, the U.S. Patriot Act and Canadian legislation relating to personal health information, have had, and could in the future have, the effect of increasing our costs and restricting our ability to gather and disseminate information which could ultimately have a negative effect on our revenues.

In addition, several years ago, the Centers for Medicare and Medicaid Services initiated a nationwide effort to collect and publicly report hospital quality data, including the patient experience of care questionnaire. This questionnaire is called the HCAHPS questionnaire and was developed by the Agency for Healthcare Research and Quality. After several years of development and consensus building, the HCAHPS survey program began in 2006. This survey program may increase competition and pricing pressures, which could adversely affect our operating and net income.

Item 1B. Unresolved Staff Comments

The Company has no unresolved staff comments to report pursuant to this item.

Item 2. Properties

The Company's headquarters is located in an owned office building in Lincoln, Nebraska, of which 62,000 square feet are used for the Company's operations. This facility houses all the capabilities necessary for NRC's survey programming, printing and distribution; data processing, analysis and report generation; marketing; and corporate administration. The Company's Canadian office is located in a rented 2,600 square foot office building in Markham, Ontario. The operations of TGI, which the Company acquired during 2006, are located in San Diego, California, where the Company leases 6,100 square feet of office space.

Item 3. Legal Proceedings

The Company is not subject to any material pending litigation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of the Company's 2007 fiscal year.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock, $.001 par value ("Common Stock"), is traded on the NASDAQ Global Market under the symbol "NRCI." The following table sets forth the range of high and low sales prices for, and dividends declared on, the Common Stock for the period from January 1, 2006, through December 31, 2007:

	High	Low	Dividends Declared Per Common Share
2006 Quarter Ended:			
March 31	$24.79	$17.00	$.10
June 30	$24.49	$21.30	$.10
September 30	$26.91	$21.47	$.10
December 31	$26.39	$21.85	$.10
2007 Quarter Ended:			
March 31	$24.24	$20.49	$.12
June 30	$27.00	$21.24	$.12
September 30	$26.50	$24.47	$.12
December 31	$28.00	$25.00	$.12

On March 10, 2008, there were approximately 23 shareholders of record and approximately 550 beneficial owners of the Common Stock.

In March 2005, the Company announced the commencement of a quarterly cash dividend. Cash dividends of $3.3 and $2.8 million in the aggregate were declared and paid during the twelve-month periods ended December 31, 2007 and 2006 respectively. The payment and amount of future dividends is at the discretion of the Company's Board of Directors, and will depend on the Company's future earnings, financial condition, general business conditions and other factors.

The table below summarizes the Company's repurchases of its common stock during the three-month period ended December 31, 2007.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [(1)]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - October 31, 2007	0	$ 0	0	690,386
November 1 - November 30, 2007	735	$27.12	735	689,651
December 1 - December 31, 2007	1,500	$27.05	1,500	688,151

(1) In February 2006, the Company's Board of Directors authorized a stock repurchase plan providing for the repurchase of an additional 750,000 shares. The plan has no expiration date.

Subsequent to December 31, 2007, the Company has repurchased 263,013 shares of common stock at an approximate cost of $6.6 million and an average per share price of $24.91.

The graph below compares the Company's cumulative five-year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite Index and the Russell 2000 Index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) from December 31, 2002, to December 31, 2007.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*

Among National Research Corporation, The NASDAQ Composite Index and The Russell 2000 Index



$350
$300
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
National Research Corporation
NASDAQ Composite
Russell 2000

* $100 invested on December 31, 2002, in stock or index - Including reinvestment of dividend. Fiscal year ending December 31.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN DATA

	12/02	12/03	12/04	12/05	12/06	12/07
National Research Corporation	**$100.00**	**$170.87**	**$171.30**	**$187.31**	**$250.14**	**$303.28**
NASDAQ Composite	**$100.00**	**$149.75**	**$164.64**	**$168.60**	**$187.83**	**$205.22**
Russell 2000	**$100.00**	**$147.25**	**$174.24**	**$182.18**	**$215.64**	**$212.26**

Item 6. Selected Financial Data

The selected statement of income data for the years ended December 31, 2007, 2006 and 2005, and the selected balance sheet data at December 31, 2007 and 2006, are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included elsewhere in this Annual Report on Form 10-K. The selected statement of income data for the years ended December 31, 2004 and 2003, and the balance sheet data at December 31, 2005, 2004 and 2003, are derived from audited consolidated financial statements not included herein. The Company has made acquisitions and adopted SFAS No. 123R *Shared-Based Payment* during the five years covered by the selected statement financial data. See Note 2 and Note 8 to the Company's consolidated financial statements.

	Year Ended December 31, (In thousands, except per share data)				
	2007	2006	2005	2004	2003
Statement of Income Data:					
Revenue	$ 48,923	$ 43,771	$ 32,437	$ 29,683	$ 26,922
Operating expenses:					
Direct expenses	21,801	19,445	13,642	12,869	12,029
Selling, general and administrative	13,173	12,158	8,617	7,394	5,987
Depreciation and amortization	2,583	2,260	1,762	2,018	1,941
Total operating expenses	37,557	33,863	24,021	22,281	19,957
Operating income	11,366	9,908	8,416	7,402	6,965
Other income (expenses)	(248)	(402)	99	(119)	(49)
Income before income taxes	11,118	9,506	8,515	7,283	6,916
Provision for income taxes	4,278	3,622	3,279	2,732	2,532
Net income	$ 6,840	$ 5,884	$ 5,236	$ 4,551	$ 4,384
Net income per share - basic	$ 1.00	$ 0.86	$ 0.74	$ 0.63	$ 0.60
Net income per share - diluted	$ 0.98	$ 0.85	$ 0.74	$ 0.63	$ 0.60
Dividends per share	$ 0.48	$ 0.40	$ 0.32	$ --	$ --
Weighted average shares outstanding – basic	6,850	6,836	7,038	7,181	7,259
Weighted average shares outstanding – diluted	7,011	6,954	7,118	7,249	7,326

	December 31, (In thousands)				
	2007	2006	2005	2004	2003
Balance Sheet Data:					
Working capital	$ (2,384)	$ (1,482)	$ 8,058	$ 19,434	$ 16,817
Total assets	61,869	61,532	44,675	47,954	45,673
Total debt, including current portion	2,993	11,093	1,471	4,901	5,044
Total shareholders' equity	42,286	36,751	32,593	35,018	32,424

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company believes it is a leading provider of ongoing survey-based performance measurement, analysis, tracking, improvement services and governance education to the healthcare industry in the United States and Canada. Since 1981, the Company has provided these services using traditional market research methodologies, such as direct mail, telephone-based surveys, focus groups and in-person interviews. Since 2002, the current primary data collection methodology used is direct mail, but the Company still uses other methodologies for certain types of studies. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically experience and health status of their patients and/or members, and provides information on governance issues. NRC develops tools that enable healthcare organizations to obtain performance measurement information necessary to comply with industry and regulatory standards, and to improve their business practices so that they can maximize new member and/or patient attraction, experience, member retention and profitability. The Company believes that a driver of its growth and the growth of its industry will be the increase in demand for performance measurement, improvement and educational services as a result of more public reporting programs. The Company's primary types of information services are performance tracking services, custom research, subscription-based educational and improvement services, and its Market Guide.

Acquisitions

On September 16, 2005, the Company acquired substantially all of the assets of Geriatric Health Systems, LLC ("GHS"), a healthcare survey research and analytics firm based in California that specializes in measuring health status, health risk and member satisfaction for health plans in the United States. The purchase price for the acquisition was $4.0 million in cash, plus the assumption of certain liabilities.

On May 30, 2006, the Company acquired substantially all of the assets of TGI Group, LLC, operating as TGI. TGI provides board members, executive management and physician leaders of hospitals and health systems with knowledge and solutions to successfully confront a wide array of strategic issues. The purchase price for TGI was $19.8 million in cash, plus the assumption of certain liabilities.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. The most significant of these areas involving difficult or complex judgments made by management with respect to the preparation of the Company's consolidated financial statements for fiscal year 2007 include:

- Revenue recognition;
- Valuation of long-lived assets;
- Valuation of goodwill and identifiable intangible assets; and
- Income taxes.

Revenue Recognition

The Company derives a majority of its operating revenues from its annually renewable services, which include performance tracking services, subscription-based educational services and Market Guide. The Company provides interim and annual performance tracking to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. The

Company provides subscription-based educational services to clients generally under annual service contracts over a twelve month period and publishes healthcare market information for its clients through its Market Guide generally on an annual basis. The Company also derives revenues from its custom and other research projects.

The Company's performance tracking services are performance tracking and improvement tools for gathering and analyzing data from survey respondents. Such services are provided pursuant to contracts which are generally renewable annually, and that provide for a customer specific study which is conducted via a series of surveys and delivered via a series of updates or reports, the timing and frequency of which vary by contract (such as monthly or weekly). These contracts are generally cancelable on short or no notice without penalty and, since progress on these contracts can be tracked and regular updates and reports are made, clients are entitled to any work-in-process, but are obligated to pay for all services performed through cancellation. Typically, these contracts are fixed-fee arrangements and a portion of the project fee is billed in advance, and the remainder is billed periodically over the duration of the project. The Company conducts custom research which measures and monitors market issues specific to individual healthcare organizations. The majority of the Company's custom research is performed under contracts which provide for advance billing of 65% of the total project fee with the remainder due upon delivery. Revenue and direct expenses for the Company's performance tracking services are recognized under the proportional performance method.

Under the proportional performance method, the Company recognizes revenue based on output measures or key milestones such as survey set up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes revenue accordingly. Management judgments and estimates must be made and used in connection with revenue recognized using the proportional performance method. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue.

The Company recognizes subscription-based educational service revenues over the period of time the service is provided. Generally, the subscription periods are for twelve months and revenue is recognized equally over the subscription period.

The Company's Market Guide serves as a stand-alone market information and competitive intelligence source, as well as a comparative performance database. Published by NRC annually, this survey is a comprehensive consumer-based healthcare assessment. Market Guide is generally provided pursuant to contracts that provide for the receipt of survey results that are customized to meet an individual client's specific information needs. Typically, these contracts are not cancelable by clients, clients receive no rights in the comprehensive healthcare database which results from this survey, other than the right to use the customized reports purchased pursuant thereto, and amounts due for Market Guide are billed prior to or at delivery. The Company recognizes revenue on Market Guide contracts upon delivery to the principal customers, typically in the third quarter of the year. The Company defers costs of preparing the survey data for Market Guide. These costs are primarily incremental external direct costs solely related to fulfilling the Company's obligations under Market Guide contracts. The Company expenses these deferred costs at the time revenue is recognized. The Company monitors and assesses the recoverability of the deferred direct costs based on contracted revenue and whenever changes in circumstances warrant such assessment. The Company generates additional revenue from incidental customers subsequent to the completion of each edition. Revenue and costs for these subsequent services are recognized as the customization services are performed and completed. The profit margin earned on such revenue is generally higher than that earned on revenue realized from customers under contract at the time of delivery. As a result, the Company's margins vary throughout the year. The Company's revenue recognition policy for Market Guide is not sensitive to significant estimates and judgments.

Valuation of Long-Lived Assets

Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company monitors events and changes in circumstances that may require the Company to review the carrying value of its long-lived assets. The Company assesses the recoverability of its long-lived assets based on estimated undiscounted future operating cash flows. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Management believes the following circumstances are important indicators of potential impairment of such assets and, as a result, may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and
- The Company's market capitalization falling below the book value of the Company's net assets.

Valuation of Intangible Assets

Intangible assets include customer relationships, trade name and goodwill. Goodwill represents the difference between the purchase price paid in acquisitions, using the purchase method of accounting, and the fair value of the net assets acquired.

The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, and, as a result, the Company does not amortize goodwill.

As of December 31, 2007, the Company had net goodwill of $31.1 million. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company evaluates the estimated fair value of the Company's goodwill. On these evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting unit having goodwill is greater than the estimated fair value, impairment charges will be recorded. The Company's analysis has not resulted in the recognition of an impairment loss on goodwill in 2007, 2006 or 2005.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. Management judgment is required to determine the provision for income taxes and to determine whether deferred income taxes will be realized in full or in part.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information derived from the Company's consolidated financial statements, expressed as a percentage of total revenue and the percentage change in such items versus the prior comparable period. The trends illustrated in the following table may not necessarily be indicative of future results. The discussion that follows the table should be read in conjunction with the Company's consolidated financial statements.

	Percentage of Total Revenue Year Ended December 31,			Percentage Increase	
	2007	2006	2005	2007 over 2006	2006 over 2005
Revenues	100.0%	100.0%	100.0%	11.8%	34.9%
Operating expenses:					
Direct expenses	44.6	44.4	42.1	12.1	42.5
Selling, general and administrative	26.9	27.8	26.6	8.4	41.1
Depreciation and amortization	5.3	5.2	5.4	14.3	28.3
Total operating expenses	76.8	77.4	74.1	10.9	41.0
Operating income	23.2%	22.6%	25.9%	14.7%	17.7%

Year Ended December 31, 2007, Compared to Year Ended December 31, 2006

Revenue. Revenue increased 11.8% in 2007 to $48.9 million from $43.8 million in 2006. This was primarily due to increases in the scope of work from existing clients, the addition of new clients, and the acquisition of TGI in May 2006, which generated $4.1 million more of revenue in 2007 compared to 2006.

Direct expenses. Direct expenses increased 12.1% to $21.8 million in 2007 from $19.4 million in 2006 primarily due to increases in conference costs of $990,000, postage of $421,000, fieldwork of $291,000, and printing of $241,000 to support the increased revenue from TGI, and new clients and growth in the scope of work from existing clients. Direct expenses increased as a percentage of total revenue to 44.6% in 2007 from 44.4% in 2006. The Company expects 2008 to be within the Company's model of 43% to 45% of direct expenses as a percentage of revenue.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 8.4% to $13.2 million in 2007 from $12.2 million in 2006. The change was primarily due to increases in salary and benefits and contracted services of $1,071,000. The salary increases were primarily attributed to the acquisition of TGI . Selling, general and administrative expenses decreased as a percentage of total revenues to 26.9% in 2007 from 27.8% in 2006. For 2007, the Company was outside its model of 23% to 25% as a percentage of revenue, but is expecting to leverage against higher revenue in 2008 to come within its model range for these expenses.

Depreciation and amortization. Depreciation and amortization expenses increased 14.3% to $2.6 million in 2007 from $2.3 million in 2006. The increase was primarily due to the amortization of intangibles associated with the acquisition of TGI. Depreciation and amortization as a percentage of revenue increased slightly to 5.3% in 2007 from 5.2% in 2006. The Company expects 2008 annualized depreciation to be in the middle of the Company's model of 4.5% to 6% as a percentage of revenue, given continued revenue growth.

Provision for income taxes. The provision for income taxes totaled $4.3 million (38.5% effective tax rate) for 2007 compared to $3.6 million (38.1% effective tax rate) for 2006. The effective tax rate was lower in 2006 due to differences in state income taxes.

Year Ended December 31, 2006, Compared to Year Ended December 31, 2005

Revenue. Revenue increased 34.9% in 2006 to $43.7 million from $32.4 million in 2005. This was due to increases in the scope of work from existing clients and the addition of new clients, including the acquisition of GHS's health plan business and TGI, which generated $4 million and $3.5 million in revenue in 2006, respectively.

Direct expenses. Direct expenses increased 42.5% to $19.4 million in 2006 from $13.6 million in 2005. The change was primarily due to servicing the 34.9% increase in revenue including additional expenses related to the GHS health plan and TGI businesses. It also included increases in salaries and benefits of $1.8 million, postage and printing of $1.6 million, and fieldwork and other product costs of $1.8 million. Direct expenses increased as a percentage of revenue to 44.4% in 2006 from 42.1% in 2005 due to the mix of business during the period, including certain health plan projects which have higher direct expenses than the balance of the Company's business.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 41.1% to $12.1 million in 2006 from $8.6 million in 2005. The change was primarily due to increases in salary, benefits and commissions of $2.9 million and travel expenses of $494,000. These increases were primarily attributed to sales and marketing expansion initiatives, additional expenses related to the GHS health plan and TGI businesses and additional compensation expense related to the application of Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"). Selling, general and administrative expenses increased as a percentage of revenue to 27.8% in 2006 from 26.6% in 2005.

Depreciation and amortization. Depreciation and amortization expenses increased 28.3% to $2.3 million in 2006 from $1.8 million in 2005. The increase was primarily due to the amortization of intangibles associated with the acquisitions of GHS and TGI. Depreciation and amortization expenses decreased slightly as a percentage of revenue to 5.2% in 2006 from 5.4% in 2005 due to increased revenue and assets becoming fully depreciated.

Provision for income taxes. The provision for income taxes totaled $3.6 million (38.1% effective tax rate) for 2006 compared to $3.3 million (38.5% effective tax rate) for 2005. The effective tax rate was lower in 2006 due to differences in state income taxes.

Liquidity and Capital Resources

The Company believes it has adequate capital resources and operating cash flow to meet its projected capital and debt maturity needs for the foreseeable future. Requirements for working capital, capital expenditures, and debt maturities will continue to be funded by operations and the Company's borrowing arrangements.

Working Capital

The Company had a working capital deficiency of $2.4 million on December 31, 2007, as compared to a $1.5 million working capital deficiency on December 31, 2006. The change in working capital from 2007 to 2006 was mainly due to increases in accrued expenses and billings in excess of revenue earned, partially offset by a decrease in notes payable. The decrease in notes payable was due to paying off the Company's line of credit in 2007 and additional 2007 pay-downs on the term loan. The increase in accrued expenses was due to the movement from a long term liability to accrued expenses for the additional purchase price payment on the Smaller World Communications Inc. acquisition in 2003. The purchase agreement included two scheduled payments of additional purchase price in 2006 and 2008. In 2006 and 2008, the Company made aggregate payments of $536,200 and $713,580 respectively, as a result of meeting certain revenue goals.

Billings in excess of revenue earned increased primarily due to timing of initial billings on new and renewal contracts. The Company typically invoices clients for performance tracking services and custom research projects before they have been completed. Billed amounts are recorded as billings in excess of revenue earned, or deferred revenue, on the Company's consolidated financial statements, and are recognized as income when earned. In addition, when work is performed in advance of billing, the Company records this work as revenue earned in excess of billings, or unbilled revenue. Substantially all deferred and unbilled revenue will be earned and billed respectively, within 12 months of the respective period ends.

Capital Expenditures

Capital expenditures for the year ended December 31, 2007, were $2.0 million. These expenditures mainly consisted of computer hardware, computer software, and building improvements.

The Company has budgeted approximately $1.9 million for additional capital expenditures in 2008 to be funded through cash generated from operations. The Company expects that the additional capital expenditures during 2008 will be primarily for computer hardware and software, production equipment and furniture.

Debt and Equity

As of December 31, 2007, the Company's debt totaled $3.0 million. This consisted of the balance remaining on the $12.5 million credit facility used to fund the TGI acquisition. During 2007, the Company paid off $2.4 million on the line of credit that was outstanding as of December 31, 2006, and made $5.7 million of installment and additional payments on the term note.

On May 26, 2006, the Company entered into a credit facility pursuant to which it borrowed $9.0 million under a term note and $3.5 million under a revolving credit note in order to partially finance the acquisition of TGI. The term note is payable pursuant to the credit facility in 83 equal installments of $106,000, with the balance of principal and interest payable on May 31, 2013. Borrowings under the term note bear interest at a rate of 7.21% per year. The revolving credit note provides a revolving credit facility that matures on July 31, 2008. The Company expects to extend the term of the revolving line of credit for at least one year beyond the maturity date. The maximum aggregate amount available under the revolving credit facility is $3.5 million, subject to a borrowing base equal to 75% of the Company's eligible accounts receivable. The Company may borrow, repay and re-borrow amounts under the revolving credit facility from time to time until its maturity on July 31, 2008. Borrowings under the revolving credit facility bear interest at a variable rate equal to (1) prime (as defined in the credit facility) less 0.50% or (2) one-, two-, three-, six- or twelve-month LIBOR. Monthly installment payments were made on the term note in accordance with the credit facility and additional payments were made with no prepayment penalties.

The credit facility is secured by certain of the Company's assets, including the Company's land, building, accounts receivable and intangibles. The credit facility contains various restrictions and covenants applicable to the Company, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company to consolidate or merge, create liens, incur additional indebtedness or dispose of assets. As of December 31, 2007, the Company was in compliance with these restrictions and covenants.

The Company had obligations to make cash payments in the following amounts in the future as of December 31, 2007:

Contractual Obligations	Total Payments	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Operating leases	$ 937,412	$ 462,832	$ 474,579	$ --	$ --
Long-term debt	2,993,352	1,092,754	1,900,598	--	--
Total	$3,930,764	$1,555,586	$2,375,177	$ --	$ --

The Company generally does not make unconditional, non-cancelable purchase commitments. The Company enters into purchase orders in the normal course of business, but these purchase obligations do not exceed one year.

Shareholders' equity increased $5.5 million to $42.3 million in 2007 from $36.8 million in 2006. The increase primarily reflected net income and the exercise of stock options. This was partially offset by the payment of dividends and the purchase of treasury stock. During 2007, the Company paid $3.3 million in cash dividends and $241,000 for the purchase of treasury stock.

Stock Repurchase Program

In February 2006, the Board of Directors of the Company authorized the repurchase of an additional 750,000 shares of common stock in the open market or in privately negotiated transactions. As of December 31, 2007, the remaining shares that can be purchased are 688,151.

Off-Balance Sheet Obligations

The Company has no significant off-balance sheet obligations other than the operating lease commitments disclosed in "Liquidity and Capital Resources."

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*--An Amendment of FASB Statements No. 133 and 140. SFAS No. 155 amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 140, *Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities*, and eliminates the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar items are accounted for in the same way. The provisions of SFAS No. 155 are effective for all financial instruments acquired by a company or issued after the beginning of its first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 had no effect on the consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets*--An Amendment of FASB Statement No. 140. SFAS No. 156 amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, and requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The provisions of SFAS No. 156 are effective as of the beginning of a company's first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 had no effect on the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*--An Interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, this interpretation provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 were effective for us on January 1, 2007. The adoption of FIN 48 had no effect on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of a company's first fiscal year that begins after November 15, 2007. Management believes that adoption of SFAS No. 157 will not have a material effect on the consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions*, and FSP FAS 157-2, *Effective Date of FASB Statement No. 157*. FSP FAS 157-1 removes leasing from the scope of SFAS No. 157, *Fair Value Measurements*. FSP FAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Management believes that adoption of SFAS No. 157-1 and 157-2 will not have a material effect on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No. 159 are effective as of the beginning of a company's first fiscal year that begins after November 15, 2007. Management believes that adoption of SFAS No. 159 will not have a material effect on the consolidated financial statements.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) in EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities* (EITF 07-3), which requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. EITF 07-3 is effective as of the beginning of a company's first fiscal year that begins after December 15, 2008. Management believes that adoption of EITF 07-3 will not have a material effect on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"), which replaces FAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. Management will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The impact of financial market risk exposure to the Company is not significant. The Company's primary financial market risk exposure consists of interest rate risk related to interest income from the Company's investments in United States government securities with maturities of three years or less. The Company has invested and expects to continue to invest a substantial portion of its excess cash in such securities. See Note 3 to the Company's consolidated financial statements. Generally, if the overall average return on such securities would have decreased .5% from the average return during the years ended December 31, 2007 and 2006, then the Company's interest income and pre-tax income would have decreased approximately $8,000 and $19,000, respectively. These amounts were determined by considering the impact of a hypothetical change in interest rates on the Company's interest income.

Item 8. Financial Statements and Supplementary Data

Quarterly Financial Data (Unaudited)

The following table sets forth selected financial information for each of the eight quarters in the two-year period ended December 31, 2007. This unaudited information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited consolidated financial statements and the notes thereto.

	(In thousands, except per share data)							
	Quarter Ended							
	Dec. 31, 2007	Sept 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept 30, 2006	June 30, 2006	Mar. 31, 2006
Revenue	$ 10,821	$ 13,952	$ 11,945	$ 12,205	$ 10,319	$ 13,313	$ 10,663	$ 9,476
Direct expenses	5,057	5,930	5,366	5,448	4,604	5,761	4,980	4,100
Selling, general and administrative	3,283	3,240	3,250	3,400	3,150	2,960	3,042	3,006
Depreciation and amortization	661	672	623	627	690	600	500	470
Operating income	1,820	4,110	2,706	2,730	1,875	3,992	2,141	1,900
Other income (expense)	(25)	(57)	(30)	(137)	(224)	(200)	(36)	58
Provision for income taxes	686	1,558	1,035	999	645	1,450	786	741
Net income	$ 1,109	$ 2,495	$ 1,641	$ 1,594	$ 1,006	$ 2,342	$ 1,319	$ 1,217
Net income per share – basic	$ 0.16	$ 0.36	$ 0.24	$ 0.23	$ 0.15	$ 0.34	$ 0.19	$ 0.18
Net income per share – diluted	$ 0.16	$ 0.36	$ 0.23	$ 0.23	$ 0.14	$ 0.34	$ 0.19	$ 0.18
Weighted average shares outstanding – basic	6,861	6,851	6,845	6,842	6,838	6,845	6,845	6,819
Weighted average shares outstanding – diluted	7,034	7,013	7,002	6,964	6,976	6,986	6,970	6,918

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
National Research Corporation:

We have audited the accompanying consolidated balance sheets of National Research Corporation and subsidiary (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Research Corporation and subsidiary as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in notes 1 and 8, the Company changed its method of recording stock-based compensation in 2006.

/s/ KPMG LLP

Lincoln, Nebraska
March 28, 2008

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS AS OF
DECEMBER 31, 2007 AND 2006

Assets	**2007**	**2006**
Current assets:		
Cash and cash equivalents	$ 3,355,141	$ 876,360
Investments in marketable debt securities	99,497	1,110,104
Trade accounts receivable, less allowance for doubtful accounts of $70,212 and $44,302 in 2007 and 2006, respectively	6,378,914	6,733,595
Unbilled revenue	1,377,427	2,272,194
Prepaid expenses and other	1,068,446	1,058,017
Recoverable income taxes	272,219	898,264
Deferred income taxes	48,657	48,410
Total current assets	12,600,301	12,996,944
Net property and equipment	11,974,029	11,715,933
Intangible assets	5,615,910	6,473,644
Goodwill	31,051,202	30,014,337
Deferred income taxes	590,034	279,865
Other	37,317	51,268
Total assets	$ 61,868,793	$ 61,531,991
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of note payable	$ 1,092,754	$ 3,110,106
Accounts payable	1,106,317	1,152,657
Accrued wages, bonus and profit sharing	1,477,021	1,593,823
Accrued expenses	1,386,133	358,577
Billings in excess of revenue earned	9,921,763	8,263,692
Total current liabilities	14,983,988	14,478,855
Note payable, net of current portion	1,900,598	7,982,867
Deferred income taxes	2,697,774	2,267,688
Other long-term liabilities	--	52,068
Total liabilities	19,582,360	24,781,478
Shareholders' equity:		
Common stock, $.001 par value; authorized 20,000,000 shares, issued 7,883,289 in 2007 and 7,837,848 in 2006, outstanding 6,926,442 in 2007 and 6,890,631 in 2006	7,883	7,838
Additional paid-in capital	23,508,717	21,819,709
Retained earnings	30,003,606	26,488,308
Accumulated other comprehensive income, net of taxes	931,655	359,025
Treasury stock, at cost; 956,847 shares in 2007 and 947,217 shares in 2006	(12,165,428)	(11,924,367)
Total shareholders' equity	42,286,433	36,750,513
Total liabilities and shareholders' equity	$ 61,868,793	$ 61,531,991

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE YEARS ENDED DECEMBER 31, 2007

	2007	2006	2005
Revenue	$ 48,922,884	$ 43,771,455	$ 32,436,502
Operating expenses:			
Direct expenses	21,801,039	19,445,925	13,642,195
Selling, general and administrative	13,173,431	12,158,004	8,617,372
Depreciation and amortization	2,582,866	2,259,669	1,761,623
Total operating expenses	37,557,336	33,863,598	24,021,190
Operating income	11,365,548	9,907,857	8,415,312
Other income (expense):			
Interest income	138,702	171,273	488,120
Interest expense	(483,135)	(517,482)	(379,464)
Other, net	96,269	(55,893)	(9,507)
Total other income (expense)	(248,164)	(402,102)	99,149
Income before income taxes	11,117,384	9,505,755	8,514,461
Provision for income taxes	4,278,372	3,621,687	3,278,370
Net income	$ 6,839,012	$ 5,884,068	$ 5,236,091
Net income per share - basic	$ 1.00	$ 0.86	$ 0.74
Net income per share - diluted	$ 0.98	$ 0.85	$ 0.74

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances at December 31, 2004	$ 7,684	$ 19,345,569	$ 20,382,334	$ (182,354)	$ 220,261	$ (4,755,837)	$ 35,017,657
Purchase of 385,700 shares of treasury stock	--	--	--	--	--	(5,932,475)	(5,932,475)
Issuance of 30,873 common shares for the exercise of stock options	31	253,846	--	--	--	--	253,877
Tax benefit from the exercise of options	--	84,140	--	--	--	--	84,140
Issuance of 25,692 restricted common shares, net of 2,036 cancelled	26	362,472	--	(362,498)	--	--	--
Non-cash stock compensation expense	--	--	--	112,221	--	--	112,221
Dividends declared of $0.32 per common share	--	--	(2,258,128)	--	--	--	(2,258,128)
Comprehensive income							
Change in unrealized gain/(loss) on marketable securities net of tax	--	--	--	--	4,280	--	4,280
Change in cumulative translation adjustment	--	--	--	--	75,828	--	75,828
Net income	--	--	5,236,091	--	--	--	5,236,091
Total comprehensive income	--	--	5,236,091	--	80,108	--	5,316,199
Balances at December 31, 2005	7,741	20,046,027	23,360,297	(432,631)	300,369	(10,688,312)	32,593,491
Purchase of 52,217 shares of treasury stock	--	--	--	--	--	(1,236,055)	(1,236,055)
Issuance of 89,307 common shares for the exercise of stock options	89	926,102	--	--	--	--	926,191
Tax benefit from the exercise of options	--	404,535	--	--	--	--	404,535
Issuance of 13,218 restricted common shares, net of 5,250 cancelled	8	(8)	--	--	--	--	--
Non-cash stock compensation expense	--	875,684	--	--	--	--	875,684
Reclassify unearned compensation	--	(432,631)	--	432,631	--	--	--
Dividends declared of $0.40 per common share	--	--	(2,756,057)	--	--	--	(2,756,057)
Comprehensive income							
Change in unrealized gain/(loss) on marketable securities net of tax	--	--	--	--	67,436	--	67,436
Change in cumulative translation adjustment	--	--	--	--	(8,780)	--	(8,780)
Net income	--	--	5,884,068	--	--	--	5,884,068
Total comprehensive income	--	--	5,884,068	--	58,656	--	5,942,724
Balances at December 31, 2006	7,838	21,819,709	26,488,308	--	359,025	(11,924,367)	36,750,513
Purchase of 61,849 shares of treasury stock	--	--	--	--	--	(241,061)	(241,061)
Issuance of 22,829 common shares for the exercise of stock options	22	337,764	--	--	--	--	337,786
Tax benefit from the exercise of options	--	111,551	--	--	--	--	111,551
Issuance of 32,115 restricted common shares, net of 9,109 cancelled	23	(23)	--	--	--	--	--
Non-cash stock compensation expense	--	1,239,716	--	--	--	--	1,239,716
Dividends declared of $0.48 per common share	--	--	(3,323,714)	--	--	--	(3,323,714)
Comprehensive income							
Change in unrealized gain/(loss) on marketable securities net of tax	--	--	--	--	4,085	--	4,085
Change in cumulative translation adjustment	--	--	--	--	568,545	--	568,545
Net income	--	--	6,839,012	--	--	--	6,839,012
Total comprehensive income	--	--	6,839,012	--	572,630	--	7,411,642
Balances at December 31, 2007	$ 7,883	$ 23,508,717	$ 30,003,606	$ --	$ 931,655	$ (12,165,428)	$42,286,433

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE YEARS ENDED DECEMBER 31, 2007

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 6,839,012	$ 5,884,068	$ 5,236,091
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,582,866	2,259,669	1,761,623
Deferred income taxes	117,046	99,135	264,049
Loss (gain) on sale of property and equipment	(3,587)	(50)	239
Loss (gain) on sale of other investments	--	47,616	(43)
Tax benefit from exercise of stock options	31,245	63,005	84,140
Non-cash stock compensation expense	1,092,776	1,022,624	112,221
Change in assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable	616,423	(884,575)	(2,079,193)
Unbilled revenue	900,397	(1,089,431)	29,026
Prepaid expenses and other	30,190	256,809	45,597
Accounts payable	(73,154)	22,006	602,326
Accrued expenses, wages, bonus and profit sharing	329,845	(58,680)	328,718
Income taxes payable and recoverable	562,797	(714,293)	442,865
Billings in excess of revenue earned	1,540,258	(95,723)	1,360,425
Net cash provided by operating activities	14,566,114	6,812,180	8,188,084
Cash flows from investing activities:			
Purchases of property and equipment	(1,956,204)	(1,453,128)	(1,088,172)
Proceeds from sale of property and equipment	200	50	1,500
Acquisition, net of cash acquired and earn-out on acquisition	--	(20,620,521)	(4,459,198)
Purchases of securities available-for-sale	(2,990,012)	(1,378,523)	(19,453,522)
Proceeds from the maturities of securities available-for-sale	4,007,262	9,784,215	25,353,137
Net cash provided by (used in) investing activities	(938,754)	(13,667,907)	353,745
Cash flows from financing activities:			
Proceeds from notes payable	375,000	14,795,000	--
Payments on notes payable	(8,474,621)	(5,173,310)	(3,429,571)
Proceeds from exercise of stock options	337,786	926,191	253,877
Tax benefit on exercise of stock options and vested restricted stock	80,306	341,530	--
Purchase of treasury stock	(241,061)	(1,236,055)	(5,932,475)
Payment of dividends on common stock	(3,323,714)	(2,756,057)	(2,258,128)
Net cash provided by (used in) financing activities	(11,246,304)	6,897,299	(11,366,297)
Effect of exchange rate changes on cash	97,726	(9,171)	20,734
Net increase (decrease) in cash and cash equivalents	2,478,782	32,401	(2,803,734)
Cash and cash equivalents at beginning of period	876,360	843,959	3,647,693
Cash and cash equivalents at end of period	$ 3,355,142	$ 876,360	$ 843,959
Supplemental disclosure of cash paid for:			
Interest expense	$ 483,135	$ 600,719	$ 364,210
Income taxes	$ 3,457,478	$ 3,839,192	$ 2,479,834

Supplemental disclosures of non-cash investing activities:

In connection with the Company's acquisition of businesses in 2006 and 2005, the Company acquired current assets of $730,804 and $53,046, respectively, and assumed current liabilities of $3,201,691 and $151,685, respectively.

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

National Research Corporation (the "Company") is a provider of ongoing survey-based performance measurement, analysis, tracking, improvement services and governance education to the healthcare industry in the United States and Canada. The Company provides market research services to hospitals and insurance companies on an unsecured credit basis. The Company's ten largest clients accounted for 29%, 32%, and 40% of the Company's total revenue in 2007, 2006 and 2005, respectively. One client accounted for 8%, 8% and 11% of total revenue in 2007, 2006 and 2005, respectively. The Company operates in a single industry segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies

The Company's Canadian subsidiary uses as its functional currency the local currency of the country in which it operates. It translates its assets and liabilities into U.S. dollars at the exchange rate in effect at the balance sheet date. It translates its revenue and expenses at the average exchange rate during the period. The Company includes translation gains and losses in accumulated other comprehensive income (loss), a component of shareholders' equity. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which the Company operates and short-term intercompany accounts are included in other income (expense) in the consolidated statements of income.

Revenue Recognition

The Company derives a majority of its operating revenue from its annually renewable services, which include the performance tracking services, subscription-based educational services and Market Guide. The Company provides interim and annual performance tracking to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. The Company provides subscription-based educational services to clients generally under annual service contracts over a twelve-month period and publishes healthcare market information for its clients through its Market Guide generally on an annual basis. The Company also derives revenue from its custom and other research projects.

The Company recognizes revenue from its performance tracking services and its custom and other research projects using the proportional performance method of accounting. These services typically include a series of surveys and deliverable reports in which the timing and frequency vary by contract. Progress on a contract can be tracked reliably, and customers are obligated to pay as services are performed. The Company recognizes revenue based on output measures or key milestones such as survey set up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes the revenue related to output measures. Losses expected to be incurred, if any, on jobs in progress are charged to income as soon as such losses are known. Revenue earned on contracts in progress in excess of billings is classified as a current asset. Amounts billed in excess of revenue earned are classified as a current liability. Client projects are generally completed within a twelve-month period.

The Company recognizes subscription-based educational service revenue over the period of time the service is provided. Generally, the subscription periods are for twelve months and revenue is recognized equally over the subscription period.

The Company recognizes revenue on Market Guide contracts upon its delivery to the principal customers. The Company defers costs of preparing the survey data for Market Guide. These costs are primarily incremental external direct costs solely related to fulfilling the Company's obligations under Market Guide contracts. The Company expenses these deferred costs at the time revenue is recognized. The Company monitors and assesses the recoverability of the deferred direct costs based on contracted revenue and whenever changes in circumstances warrant such assessment. The Company generates additional revenue from incidental customers subsequent to the completion of each edition. Revenue and costs for these subsequent services are recognized as the customization services are performed and completed.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based specific account analysis and on the Company's historical write-off experience. The Company reviews the allowance for doubtful accounts monthly.

Property and Equipment

Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

For costs of software developed for internal use, the Company expenses computer software costs as incurred in the preliminary project stage, which involves the conceptual formulation, evaluation and selection of technology alternatives. Costs incurred related to the design, coding, installation and testing of software during the application project stage are capitalized. Costs for training and application maintenance are expensed as incurred. The Company has capitalized approximately $511,000, $803,000 and $680,000, of internal and external costs incurred for the development of internal use software for the years ended December 31, 2007, 2006 and 2005, respectively, with such costs classified as property and equipment.

The Company provides for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives. The Company uses the straight-line method of depreciation and amortization over estimated useful lives of five to ten years for furniture and fixtures, three to five years for computer equipment, three to five years for capitalized software, and fifteen to forty years for the Company's office building.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company monitors events and changes in circumstances that may require the Company to review the carrying value of its long-lived assets. The Company assesses the recoverability of its long-lived assets based on estimated undiscounted future operating cash flows. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Management believes the following circumstances are important indicators of potential impairment of such assets and as a result may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and
- The Company's market capitalization falling below the book value of the Company's net assets.

Goodwill and Intangible Assets

Intangible assets include customer relationships, trade name and goodwill. Customer relationships are being amortized over periods of five to ten years. Goodwill represents the difference between the purchase price paid in acquisitions, using the purchase method of accounting, and the fair value of the net assets acquired.

Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

All of the Company's goodwill is allocated to one reporting unit, the healthcare services business. As of December 31, 2007, the Company has net goodwill of $31 million. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company evaluates the estimated fair value of the Company's goodwill. On these evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting unit having goodwill is greater than the estimated fair value, impairment charges will be recorded. The Company's analysis has not resulted in the recognition of an impairment loss on goodwill in 2007, 2006 or 2005.

Investments in Marketable Debt Securities

All marketable debt securities held by the Company at December 31, 2007 and 2006, were classified as available-for-sale and recorded at fair market value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as other comprehensive income or loss. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Fair values are estimated based on quoted market prices. Interest income is recognized when earned.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee. The Company's analysis has not resulted in the recognition of an impairment loss on investments in 2007, 2006 or 2005.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Share-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R *Share-Based Payment* ("SFAS No. 123R") under the modified version of the prospective transition method. Under the modified prospective transition method, compensation cost is recognized on or after the required effective date for the portion of the outstanding awards for which the requisite service has not yet been rendered, based on the grant date fair value of those awards calculated under SFAS No. 123R for either recognition or pro forma disclosures. All of the Company's existing stock option awards and non-vested stock awards have been determined to be equity awards in accordance with SFAS No. 123R. There was no cumulative effect of initially adopting SFAS No. 123R.

The Company currently intends that shares of common stock issued upon the exercise of options will be newly-issued shares. No share-based compensation costs were capitalized for the twelve-month periods ended December 31, 2007 and 2006. Amounts recognized in the financial statements with respect to these plans under SFAS No. 123R are as follows:

	2007 (in thousands)	2006 (in thousands)
Amounts charged against income, before income tax benefit	$ 1,252	$ 1,023
Amount of related income tax benefit	483	399
Total net income impact	$ 769	$ 624

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2007, cash equivalents were $194,000 consisting of money market funds.

Fair Value of Financial Instruments

The carrying value of financial instruments included in assets and liabilities in the accompanying consolidated balance sheets approximates their fair value.

Earnings Per Share

Net income per share has been calculated and presented for "basic" and "diluted" per share data. Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share is computed by dividing net income by the weighted average number of common shares adjusted for the dilutive effects of options and restricted stock. At December 31, 2007,

2006 and 2005, the Company had 48,000, -0- and 9,439 options, respectively, which have been excluded from the diluted net income per share computation because their exercise price exceeds the fair market value.

The weighted average shares outstanding were calculated as follows:

	2007	2006	2005
Common stock	6,849,717	6,836,456	7,037,896
Dilutive effect of options	131,036	91,885	61,511
Dilutive effect of restricted stock	30,518	25,623	18,630
Weighted average shares used for dilutive per share information	7,011,271	6,953,964	7,118,037

There are no reconciling items between the Company's reported net income and net income used in the computation of basic and diluted income per share.

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

	2007	2006	2005
		(in thousands)	
Net income, as reported	$ 6,839	$ 5,884	$ 5,236
Other comprehensive income:			
Unrealized gain (loss) from investments:			
Unrealized gains	7	112	3
Related tax (expense) benefit	(3)	(44)	1
Net	4	68	4
Foreign currency translation	569	(9)	76
Total other comprehensive income	573	59	80
Comprehensive income	$ 7,412	$ 5,943	$ 5,316

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*--An Amendment of FASB Statements No. 133 and 140. SFAS No. 155 amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 140, *Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities*, and eliminates the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar items are accounted for in the same way. The provisions of SFAS No. 155 are effective for all financial instruments acquired by a company or issued after the beginning of its first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 had no effect on the consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets*--An Amendment of FASB Statement No. 140. SFAS No. 156 amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, and requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The provisions of SFAS No. 156 are effective as of the beginning of a company's first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 had no effect on the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*--An Interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, this interpretation provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 were effective for us on January 1, 2007. The adoption of FIN 48 had no effect on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of a company's first fiscal year that begins after November 15, 2007. Management believes that adoption of SFAS No. 157 will not have a material effect on the consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions*, and FSP FAS 157-2, *Effective Date of FASB Statement No. 157*. FSP FAS 157-1 removes leasing from the scope of SFAS No. 157, *Fair Value Measurements*. FSP FAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Management believes that adoption of SFAS No. 157-1 and 157-2 will not have a material effect on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No. 159 are effective as of the beginning of a company's first fiscal year that begins after November 15, 2007. Management believes that adoption of SFAS No. 159 will not have a material effect on the consolidated financial statements.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) in EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities* (EITF 07-3), which requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. EITF 07-3 is effective as of the beginning of a company's first fiscal year that begins after December 15, 2008. Management believes that adoption of EITF 07-3 will not have a material effect on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"), which replaces FAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. Management will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

(2) Acquisitions

On May 30, 2006, the Company acquired substantially all of the assets of TGI Group, LLC, operating as The Governance Institute ("TGI"). TGI provides board members, executive management and physician leaders of hospitals and health systems with knowledge and solutions to successfully confront a wide array of strategic issues. TGI operations have been included in the Company's consolidated financial statements since the date of acquisition. The purchase price for TGI was $19.8 million in cash, plus the assumption of certain liabilities. The Company paid $17.8 million in cash to the seller at closing and $1.95 million into an escrow account.

The escrow account was released twelve months from the acquisition date. The Company recorded direct acquisition costs of $305,000.

The Company has allocated the purchase price as follows, based on the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

	Fair Value
Current assets	$ 730,804
Property and equipment	67,573
Customer relationships	2,694,000
Trade name	1,572,000
Goodwill	18,221,635
Total acquired assets	23,286,012
Less total liabilities assumed	3,201,691
Net assets acquired	$20,084,321

Of the $22,487,635 of acquired intangible assets, $2,694,000 was assigned to customer relationships and $1,572,000 was assigned to a trade name. The excess of purchase price over the fair value of net assets acquired resulted in the Company recording $18,221,635 of goodwill. The amortization of customer relationships, the trade name and goodwill is expected to be deductible for tax purposes.

The following unaudited pro forma information for the Company has been prepared as if the acquisition of TGI had occurred on January 1, 2006. The information is based on the historical results of the separate companies and may not necessarily be indicative of the results that could have been achieved or of results that may occur in the future.

	2006 (In thousands, except per share amounts) (Unaudited)
Revenue	$46,812
Net income	$ 6,274
Earnings per share - basic	$ 0.92
Earnings per share - diluted	$ 0.90

(3) Investments in Marketable Debt Securities

The Company's investments in marketable securities are in marketable debt securities classified as obligations of U.S. government agencies. The amortized cost, gross unrealized holding gains and losses and fair value of the Company's investment in the obligations of U.S. government agencies as of December 31, 2007 and 2006, were as follows:

	2007	2006
Amortized cost	$ 99,714	$ 1,116,963
Gross unrealized holding gains	0	2,727
Gross unrealized holding losses	(217)	(9,586)
Fair value	$ 99,497	$ 1,110,104

In May 2006, the Company sold $5.6 million of marketable debt securities in advance of their scheduled maturities to partially fund the purchase of TGI. The Company recognized a loss of $46,000 on these securities sold in advance of their scheduled maturities. There were no sales of marketable debt securities in advance of scheduled maturities of available-for-sale marketable debt securities during 2007. The fair value and amortized cost of marketable debt securities at December 31, 2007, by contractual maturity, are shown below. Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2007	
	Fair Value	Amortized Cost
Due after three months through one year	$ --	$ --
Due after one year through five years	99,497	99,714
	$ 99,497	$ 99,714

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007, were as follows:

	Less than 12 months		12 months or more		Total	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Available for Sale:						
Certificate of Deposit	--	--	$(217)	$99,497	$(217)	$99,497

The contractual term of this investment does not permit the issuer to settle the security at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold this investment until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(4) Property and Equipment

At December 31, 2007 and 2006, property and equipment consisted of the following:

	2007	2006
Furniture and equipment	$ 2,350,644	$ 2,266,347
Computer equipment and software	12,788,061	11,312,691
Building	9,108,247	8,651,441
Land	425,000	425,000
	24,671,952	22,655,479
Less accumulated depreciation and amortization	12,697,923	10,939,546
Net property and equipment	$ 11,974,029	$ 11,715,933

(5) Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following at December 31, 2007 and 2006:

	2007	2006
Goodwill	$ 31,051,202	$ 30,014,337
Non-amortizing other intangible assets:		
Trade name	1,190,559	1,190,559
Amortizing other intangible assets:		
Customer related intangibles	4,922,275	4,870,497
Trade name	1,572,000	1,572,000
Total other intangible assets,	7,684,834	7,633,056
Less accumulated amortization	2,068,924	1,159,412
Other intangible assets, net	$ 5,615,910	$ 6,473,644

The following represents a summary of changes in the Company's carrying amount of goodwill for the years ended December 31, 2007 and 2006:

Balance as of January 1, 2006	$ 11,483,401
GHS adjustment – deferred taxes	257,001
TGI acquisition	18,221,635
Smaller World additional payment	52,068
Foreign currency translation	232
Balance as of December 31, 2006	$ 30,014,337
Smaller World additional payment	651,725
Foreign currency translation	385,140
Balance as of December 31, 2007	$ 31,051,202

The change in the carrying amount of goodwill and customer related intangibles for the year ended December 31, 2007, included the impact of the foreign currency translation and the additional purchase price for the Smaller World acquisition. Customer related intangibles consisted of customer relationships and surveys, which are being amortized over their estimated useful lives of five to fifteen years. Aggregate amortization expense for customer relationships/surveys for the year ended December 31, 2007, was $864,000. Estimated amortization expense for the next five years is: 2008--$805,000; 2009--$795,000; 2010--$795,000; 2011--$766,000; 2012--$470,000.

(6) Income Taxes

Income tax expense consisted of the following components:

	Current	Deferred	Total
2007:			
Federal	$ 2,971,325	$ 65,159	$ 3,036,484
Foreign	587,658	(20,870)	566,788
State	602,751	72,349	675,100
Total	$ 4,161,734	$ 116,638	$ 4,278,372
2006:			
Federal	$ 2,683,441	$ 109,575	$ 2,793,016
Foreign	234,340	(20,929)	213,411
State	604,718	10,542	615,260
Total	$ 3,522,499	$ 99,188	$ 3,621,687
2005:			
Federal	$ 2,231,717	$ 238,868	$ 2,470,585
Foreign	286,573	(18,894)	267,679
State	494,669	45,437	540,106
Total	$ 3,012,959	$ 265,411	$ 3,278,370

The difference between the Company's income tax expense as reported in the accompanying financial statements and that which would be calculated applying the U.S. federal income tax rate of 34% on pretax income was as follows:

	2007	2006	2005
Expected federal income taxes	$3,779,911	$3,231,957	$2,894,917
Foreign tax rate differential	30,966	23,492	30,674
State income taxes, net of federal benefit and credits	445,567	406,072	356,470
Tax credits and incentives	(51,488)	(36,938)	(34,980)
Other	73,416	(2,896)	31,289
Total	$4,278,372	$3,621,687	$3,278,370

Deferred tax assets and liabilities at December 31, 2007 and 2006, were comprised of the following:

	2007	2006
Deferred tax assets:		
Allowance for doubtful accounts	$ 27,383	$ 17,278
Accrued expenses	204,280	186,523
Stock based compensation	827,523	389,530
Other	--	34,784
Gross deferred tax assets	1,059,186	628,115
Deferred tax liabilities:		
Prepaid expenses	164,652	147,635
Basis in property and equipment	985,066	1,109,895
Intangible assets	1,958,647	1,309,998
Other	9,904	--
Gross deferred tax liabilities	3,118,269	2,567,528
Net deferred tax liabilities	$(2,059,083)	$(1,939,413)

The Company did not record a valuation allowance for its deferred tax assets because management believes that it is more likely than not that the Company will generate sufficient taxable income to fully realize these deferred tax benefits.

The undistributed earnings of the Company's foreign subsidiary of approximately $2.4 million are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes have been provided for such undistributed earnings. It is impractical to determine the additional income tax liability, if any, associated with the repatriation of undistributed earnings.

(7) Notes Payable

Notes payable consisted of the following:

	2007	2006
Note payable to US Bank, interest 7.21% fixed rate, scheduled principal payment ranging from $88,000 - $94,000, final payment of interest and principal due May 31, 2013, secured by land, building, accounts receivable and intangibles	2,993,352	8,697,973
Credit facility with US Bank, subject to borrowing base of 75% of eligible accounts receivable, matures July 31, 2008, maximum available $3.5 million	--	2,395,000
Total Notes Payable	2,993,352	11,092,973
Less current portion	1,092,754	3,110,106
Note payable, net of current portion	$ 1,900,598	$ 7,982,867

On May 26, 2006, the Company entered into a credit facility pursuant to which it borrowed $9.0 million under a term note and $3.5 million under a revolving credit note in order to partially finance the acquisition of TGI. The term note is payable pursuant to the credit facility in 83 equal installments of $106,000, with the balance of principal and interest payable on May 31, 2013. Borrowings under the term note bear interest at a rate of 7.21% per year. The revolving credit note provides a revolving credit facility that matures on July 31, 2008. The maximum aggregate amount available under the revolving credit facility is $3.5 million, subject to a borrowing base equal to 75% of the Company's eligible accounts receivable. The Company may borrow, repay and reborrow amounts under the revolving credit facility from time to time until its maturity on July 31, 2008. Borrowings under the revolving credit facility bear interest at a variable rate equal to (1) prime (as defined in the credit facility) less 0.50% or (2) one-, two-, three-, six- or twelve-month LIBOR. As of

December 31, 2007, the Company had no borrowings outstanding under the revolving credit note. Monthly installment payments were made on the term note in accordance with the credit facility. Also, additional pay downs on the loan were made with no prepayment penalties.

The credit facility is secured by certain of the Company's assets, including the Company's land, building, accounts receivable and intangibles. The credit facility contains various restrictions and covenants applicable to the Company, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company to consolidate or merge, create liens, incur additional indebtedness or dispose of assets.

The aggregate maturities of the note payable and credit facility for each of the five years subsequent to December 31, 2007, are: 2008--$1,093,000; 2009--$1,174,000; 2010--$726,000; 2011--$0; and 2012--$0.

(8) <u>Stock Option Plans</u>

In August 2001, the Board of Directors adopted, and on May 1, 2002, the Company's shareholders approved, the National Research Corporation 2001 Equity Incentive Plan ("2001 Equity Incentive Plan"). The 2001 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock, performance shares and other share-based awards and benefits up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either nonqualified or incentive stock options. Options vest over one to five years following the date of grant and option terms are generally five to ten years following the date of grant. At December 31, 2007, there were 51,332 shares available for issuance pursuant to future grants under the 2001 Equity Incentive Plan. The Company has accounted for grants of 548,668 options under the Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

In May 2004, the Board of Directors adopted, and on May 5, 2005, the Company's shareholders approved the National Research Corporation 2004 Director Plan (the "2004 Director Plan"). The 2004 Director Plan provides for the granting of options with respect to 250,000 shares of the Company's common stock. The 2004 Director Plan provides for grants of nonqualified options to each director of the Company who is not employed by the Company. In May 2004, each such director was granted an option to purchase 11,000 shares of the Company's common stock. On the date of each subsequent Annual Meeting of Shareholders of the Company, each such director, if re-elected or retained as a director at such meeting, is granted an option to purchase 12,000 shares of the Company's common stock. Options vest one year following the date of grant and option terms are generally ten years following the date of grant, or three years in the case of termination of the outside director. At December 31, 2007, there were 73,000 shares available for issuance pursuant to future grants under the 2004 Director Plan. The Company has accounted for grants of 177,000 options under the 2004 Director Plan using the date of grant as the measurement date for financial accounting purposes.

In February 2006, the Board of Directors adopted, and on May 4, 2006, the Company's shareholders approved the National Research Corporation 2006 Equity Incentive Plan (the "2006 Equity Incentive Plan"). The 2006 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock, performance shares and other share-based awards and benefits up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either incentive stock options or nonqualified stock options. Vesting terms vary with each grant, and option terms are generally five to ten years. Options vest over one to five years following the date of grant and options terms are generally five to ten years following the date of grant. At December 31, 2007, there were 533,542 shares available for issuance pursuant to future grants under the 2006 Equity Incentive Plan. The Company has accounted for grants of 66,458 options under the 2006 Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

The Company granted options to purchase 131,382, 128,862 and 130,688 shares of the Company's common stock during the years ended December 31, 2007, 2006 and 2005, respectively. Options to purchase shares of common stock were granted with exercise prices equal to the fair value of the common stock on the date of grant. The fair value of stock options granted was estimated using a Black-Scholes valuation model with the following assumptions:

	2007	2006	2005
Expected dividend yield at date of grant	1.76-1.92%	1.77-1.86%	1.90-2.25%
Expected stock price volatility	22.7-29.9%	25.0-39.0%	38.4-46.3%
Risk-free interest rate	4.54-4.59%	4.41-4.90%	3.60-4.17%
Expected life of options (in years)	4.00 to 6.00	4.00 to 6.00	3.75 to 6.00

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility was based on historical monthly price changes of the Company's stock based on the expected life of the options at the date of grant. The expected life of options is the average number of years the Company estimates that options will be outstanding. The Company considers groups of associates that have similar historical exercise behavior separately for valuation purposes.

The following table summarizes stock option activity under the Company's 2001 and 2006 Equity Incentive Plans and the 2004 Director Plan for the year ended December 31, 2006:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value
Outstanding at beginning of period	475,666	$15.16	--	--
Granted	131,382	$23.67	--	--
Exercised	(22,829)	$14.88	--	--
Canceled/expired	(44,559)	$17.57	--	--
Outstanding at end of period	539,660	$17.04	7.14	$5,374,462
Exercisable at end of period	116,341	$18.00	7.14	$1,047,602

The weighted average grant date fair value of stock options granted during the years ended December 31, 2007, 2006 and 2005, was $6.39, $6.02 and $4.97, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005, was $239,000, $1 million and $211,000, respectively. As of December 31, 2007, the total unrecognized compensation cost related to non-vested stock option awards was approximately $1.1 million, which was expected to be recognized over a weighted average period of 2.64 years.

Cash received from stock options exercised for the years ended December 31, 2007, 2006 and 2005, was $338,000, $926,000, and $254,000, respectively. The actual tax benefit realized for the tax deduction from stock options exercised was $92,000, $405,000 and $84,000, for the years ended December 31, 2007, 2006 and 2005, respectively.

During 2007, 2006 and 2005, the Company granted 32,115, 13,218 and 27,278 non-vested shares of common stock under the 2001 Equity Incentive Plan. As of December 31, 2007, the Company had 66,183 non-vested shares of common stock outstanding under the plan. These shares vest over one to five years following the date of grant and holders thereof are entitled to receive dividends from the date of grant, whether or not vested. The fair value of the awards is calculated as the fair market value of the shares on the date of grant. The Company recognized $436,820, $168,466 and $112,221 of non-cash compensation for the years ended December 31, 2007, 2006 and 2005, respectively, related to this non-vested stock.

The following table summarizes information regarding non-vested stock granted to associates under the 2001 Equity Incentive Plan for the year ended December 31, 2006.

	Shares Outstanding	Weighted Average Grant Date Fair Value Per Share($)
Outstanding at beginning of period	49,720	$15.45
Granted	32,115	$23.54
Vested	(6,543)	$17.83
Forfeited	(9,109)	$11.00
Outstanding at end of period	66,183	$19.75

The total intrinsic value of non-vested stock awards vested during the years ended December 31, 2007, 2006 and 2005, was $167,000, $147,000 and $40,000, respectively. As of December 31, 2007, the total unrecognized compensation cost related to non-vested stock awards was approximately $695,000 and is expected to be recognized over a weighted average period of 2.32 years.

In periods prior to January 1, 2006, the Company applied the intrinsic value based method of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations to account for its fixed-plan stock options. Under this method, no compensation expense was reflected in net income as all options granted had an exercise price equal to the fair value of common stock on the date of grant. The following table illustrates the effect on the Company's net income and earnings per share for the year ended December 31, 2005, if compensation expense had been recorded in net income under the fair-value-based method in accordance SFAS No. 123R.

	2005 (in thousands, except per share amounts)
Net income:	
As reported	$ 5,236
Less: Total share-based compensation expense determined under the fair value method for all awards, net of tax	(341)
Pro forma	$ 4,895
Earnings per share:	
Basic, as reported	$ 0.74
Basic, pro forma	$ 0.70
Diluted, as reported	$ 0.74
Diluted, pro forma	$ 0.69

(9) Leases

The Company leases printing equipment and services in the United States, and office space in Canada and California. The Company has recorded rent expense of $475,000, $386,000 and $277,000 in 2007, 2006 and 2005, respectively. Minimum lease payments under noncancelable operating leases for each of the five years subsequent to December 31, 2007 are: 2008 - $463,000; 2009 - $391,000; 2010 - $84,000; 2011 - $-0-; 2012 - $-0-.

(10) Related Party

A Board member of the Company also serves as a director of the Picker Institute. The Company advanced $300,000 in each of 2004 and 2003 to the Picker Institute to fund designated research projects and $175,000 and $254,000 was expensed on research work during 2007 and 2006, respectively. In addition, the Company is a party to a support services agreement with the Picker Institute under which the Company conducts the annual NRC Picker Symposium. Under the support services agreement, the Picker Institute receives a portion of the gross receipts of each symposium, which amounted to approximately $15,000 in 2007, $12,000 in 2006 and $15,000 in 2005.

(11) Associate Benefits

The Company sponsors a qualified 401(k) plan covering substantially all associates with no eligibility service requirement. Under the 401(k) plan, the Company matches 25% of the first 6% of compensation contributed by each associate. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. The Company contributed $127,000 and $124,000 in 2007 and 2006, respectively, as a matching percentage of associate 401(k) contributions. No contributions were made by the Company in 2005.

(12) Subsequent Events

In February 2006, the Company's Board of Directors authorized a stock repurchase plan providing for the repurchase of an additional 750,000 shares. The plan has no expiration date.

Subsequent to December 31, 2007, the Company has repurchased 263,013 shares of common stock at an approximate cost of $6.6 million and an average per share price of $24.91.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management evaluated, with the participation of the Company's Chief Executive Officer and the Company's Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2007.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information

The Company has no other information to report pursuant to this item.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item with respect to directors and Section 16 compliance is included under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the Company's definitive Proxy Statement for its 2008 Annual Meeting of Shareholders ("Proxy Statement") and is hereby incorporated herein by reference. Information with respect to the executive officers of the Company appears in Item 1 of this Annual Report on Form 10-K. The information required by this Item with respect to audit committees and audit committee financial experts is included under the caption "Corporate Governance" in the Proxy Statement and is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of the Company's associates, including the Company's Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. The Company has posted a copy of the Code of Business Conduct and Ethics on its website at www.nationalresearch.com. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Business Conduct and Ethics by posting such information on its website at www.nationalresearch.com. The Company is not including the information contained on its website as part of, or incorporating it by reference into, this report.

Item 11. Executive Compensation

The information required by this Item is included under the captions "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at December 31, 2007," "Option Exercises and Stock Vested," "Director Compensation" and "Compensation Committee Report" in the Proxy Statement and is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item with respect to security ownership of certain beneficial owners and management is included under the caption "Principal Shareholders" in the Proxy Statement and is hereby incorporated by reference.

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2007.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders [1]	539,660	$17.04	657,874 [2]
Equity compensation plans not approved by security holders	--	--	--
Total	539,660	$17.04	657,874

(1) Includes the Company's 2006 Equity Incentive Plan, 2004 Director Plan, and the 2001 Equity Incentive Plan.

(2) As of December 31, 2007, the Company had authority to award up to 152,455 additional shares of restricted Common Stock to participants under the 2001 Equity Incentive Plan, provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2001 Equity Incentive Plan, which totaled 51,332 as of December 31, 2007. Under the 2006 Equity Incentive Plan, the Company had authority to award up to 167,885 additional shares of restricted Common Stock.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is included under the caption "Corporate Governance--Transactions with Related Persons" in the Proxy Statement and is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item is included under the caption "Miscellaneous-Independent Registered Public Accounting Firm" in the Proxy Statement and is hereby incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) 1. Consolidated financial statements - The consolidated financial statements listed in the accompanying index to the consolidated financial statements and financial statement schedule are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedule - The financial statement schedule listed in the accompanying index to the consolidated financial statements and financial statement schedule is filed as part of this Annual Report on Form 10-K.

3. Exhibits - The exhibits listed in the accompanying exhibit index are filed as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 28th day of March 2008.

NATIONAL RESEARCH CORPORATION

By /s/ Michael D. Hays
Michael D. Hays
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael D. Hays Michael D. Hays	Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2008
/s/ Patrick E. Beans Patrick E. Beans	Vice President, Treasurer, Secretary, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 28, 2008
/s/ Joseph W. Carmichael Joseph W. Carmichael	President and Director	March 28, 2008
/s/ JoAnn M. Martin JoAnn M. Martin	Director	March 28, 2008
/s/ John N. Nunnelly John N. Nunnelly	Director	March 28, 2008
/s/ Paul C. Schorr III Paul C. Schorr III	Director	March 28, 2008
/s/ Gail L. Warden Gail L. Warden	Director	March 28, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

All other financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Bad Debt Expense	Write-offs Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:				
Year Ended December 31, 2005	$ 100,526	$ 2,657	$ --	$ 103,183
Year Ended December 31, 2006	$ 103,183	$ (58,881)	$ --	$ 44,302
Year Ended December 31, 2007	$ 44,302	$ 28,510	$ 2,600	$ 70,212

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(3.1)	Articles of Incorporation of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.1) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(3.2)	By-Laws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.2) to National Research Corporation's Current Report on Form 8-K dated October 10, 2007 (File No. 0-29466)]
(10.1)*	National Research Corporation 1997 Equity Incentive Plan [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(10.2)*	National Research Corporation 2001 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2002 (File No. 0-29466)]
(10.3)*	National Research Corporation 2006 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2006 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2006 (File No. 0-29466)]
(10.4)*	National Research Corporation Director Stock Plan, as amended to date [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-29466)]
(10.5)*	National Research Corporation 2004 Director Stock Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2005 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 4, 2005 (File No. 0-29466)]
(10.6)	Asset Purchase Agreement, dated as of September 16, 2005, among National Research Corporation, Geriatric Health Systems, LLC, Health Services Benefit Administrators, Inc. and Peter Yedidia [Incorporated by reference to Exhibit 2.1 to National Research Corporation's current Report of Form 8-K dated September 16, 2005 (File No. 0-29466)]
(10.7)+	Contract, dated January 23, 2002, between National Research Corporation and the Department of Veterans Affairs [Incorporated by reference to Exhibit (10.4) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-29466)]
(10.8)*	Form of Nonqualified Stock Option Agreement (for new associates) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.4 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.9)*	Form of Nonqualified Stock Option Agreement (for officers) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.5 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]

Exhibit Number	Exhibit Description
(10.10)*	Form of Restricted Stock Agreement for executive officers used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 10.2 to National Research Corporation's Current Report on Form 8-K dated March 19, 2005 (File No. 0-29466)]
(10.11)*	Form of Restricted Stock Agreement (one year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.6 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.12)*	Form of Restricted Stock Agreement (five year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.7 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.13)*	Restricted Stock Incentive Plan for Joseph W. Carmichael, as amended and restated, under the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 10.2 to National Research Corporation's Current Report on Form 8-K dated March 3, 2006 (File No. 0-29466)]
(10.14)*	Director's Compensation Summary [Incorporated by reference to Exhibit (10.1) to National Research Corporation's Annual Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 0-29466)]
(10.15)*	Form of Nonqualified Stock Option Agreement used in connection with the 2006 Equity Incentive Plan
(10.16)*	Form of Restricted Stock Agreement used in connection with the 2006 Equity Incentive Plan
(23)	Consent of Independent Registered Public Accounting Firm
(31.1)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32.1)	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(99.1)	Proxy Statement for the 2008 Annual Meeting of Shareholders, to be filed within 120 days of December 31, 2007 [To be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after December 31, 2007; except to the extent specifically incorporated by reference, the Proxy Statement for the 2008 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K]

* A management contract or compensatory plan or arrangement.

\+ Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Michael D. Hays
Chief Executive Officer
National Research Corporation

Joseph W. Carmichael
President
National Research Corporation

Patrick E. Beans
Vice President, Treasurer, Secretary and
Chief Financial Officer
National Research Corporation

JoAnn M. Martin*
President and Chief Executive Officer
Ameritas Life Insurance Corporation

John N. Nunnelly*
Vice President, Strategic Planning
McKesson Corporation

Paul C. Schorr III*
President and Chief Executive Officer
ComCor Holding, Inc.

Gail L. Warden*
President Emeritus
Henry Ford Health System

**Members of Audit, Compensation and Nominating Committees*

EXECUTIVE OFFICERS

Michael D. Hays
Chief Executive Officer

Patrick E. Beans
Vice President, Treasurer, Secretary and
Chief Financial Officer

Joseph W. Carmichael
President

Jona S. Raasch
President, The Governance Institute
A Division of National Research Corporation

CORPORATE DATA

CORPORATE HEADQUARTERS

National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508
Phone: 402.475.2525
Fax: 402.475.9061
www.nationalresearch.com

TRANSFER AGENT

Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Phone: 800.757.5755
Fax: 312.427.2879

CORPORATE COUNSEL

Foley & Lardner LLP
Milwaukee, Wisconsin

Woods & Aitken LLP
Lincoln, Nebraska

COMMON STOCK

National Research Corporation's common stock is traded on The NASDAQ Stock Market under the symbol NRCI.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Lincoln, Nebraska

NATIONAL RESEARCH
Corporation

1245 Q Street
Lincoln, Nebraska 68508
402.475.2525 – phone
402.475.9061 – fax
www.nationalresearch.com

END